UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933
For the fiscal year ended December 31, 2025

ENERGEA PORTFOLIO 2 LP
(Exact name of issuer as specified in its charter)

Delaware
(State or other jurisdiction of incorporation or organization)

84-4611704
(I.R.S. Employer Identification No.)

52 Main Street, Chester, CT 06412
(Full mailing address of principal executive offices)

860-316-7466
(Issuer's telephone number, including area code)

Class A Investor Shares
(Title of each class of securities issued pursuant to Regulation A)

Page i

Caution Regarding Forward-Looking Statements

We make statements in this Annual Report that are forward-looking statements. The words "outlook," "believe," "estimate," "potential," "projected," "expect," "anticipate," "intend," "plan," "seek," "may," "could" and similar expressions or statements regarding future periods are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any predictions of future results, performance or achievements that we express or imply in this Annual Report or in the information incorporated by reference into this Annual Report.

The forward-looking statements included in this Annual Report are based upon our current expectations, plans, estimates, assumptions and beliefs that involve numerous risks and uncertainties. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth in the forward-looking statements. Factors which could have a material adverse effect on our operations and future prospects include, but are not limited to, those described in this Annual Report and in the section titled "Risk Factors" in the Offering Circular.

Any of the assumptions underlying forward-looking statements could be inaccurate. You are cautioned not to place undue reliance on any forward-looking statements included in this Annual Report. All forward-looking statements are made as of the date of this Annual Report, and the risk that actual results will differ materially from the expectations expressed herein will increase with the passage of time. We undertake no obligation to publicly update or revise any forward-looking statements after the date of this Annual Report, whether because of new information, future events, changed circumstances or any other reason. Considering the significant uncertainties inherent in the forward-looking statements included in this Annual Report, including, without limitation, those described above and those referenced under "Risk Factors" in the Offering Circular, the inclusion of such forward-looking statements should not be regarded as a representation by us or any other person that the objectives and plans set forth in this Annual Report will be achieved.

Item 1. Description of Business

The Offering

Energea Portfolio 2 LP (the "Company", "us", "we", "our" and similar terms) is a limited partnership organized under the laws of Delaware to invest in the acquisition, development, and operation of solar energy projects in Brazil (each a "Project"). The Company may also lend money to Development Companies and use solar projects as collateral rather than acquiring Projects for direct ownership (each a "Loan"). The Company's day-to-day operations are managed by Energea Global LLC (the "General Partner" and together with its affiliates "Energea Global").

The Company is currently offering up to $50.0 million in limited partnership interests designated as "Class A Investor Shares" (the "Offering") pursuant to Regulation A ("Regulation A") of the Securities Act of 1933, as amended (the "Securities Act"). The current price of the Class A Investor Shares is $1.07 per Class A Investor Share, and the minimum initial investment is $100.

Offices and Employees

The Company's offices are located at 52 Main Street, Chester, CT 06412. The Company itself has no employees. Rather, the Company has engaged the General Partner to manage the Company and utilizes employees and services provided by the General Partner as described more fully in the section "Directors, Executive Officers & Significant Employees".

Company Overview

Energea Portfolio 2 LP is a limited partnership, treated as a "C" corporation for United States federal and state income tax purposes, and organized under the laws of Delaware as of January 13, 2020. The Company and its day-to-day operations are managed by Energea Global LLC (the "General Partner"). The Company was created to invest in the acquisition, development, construction and operation of solar energy Projects in Brazil (each a "Project"). Subscribers make monthly payments based on the amount of electricity produced by the Project and credited to them. The Company may also lend money and use solar projects as collateral rather than acquiring Projects for direct ownership (each a "Loan"). The most likely entities the Company intends to lend to are Development Companies ("Borrowers"). To date, the Company has not issued any Loans due to the large volume of high-quality Project investment opportunities in the Brazilian solar market today.

Projects are each owned by a single-purpose entities ("SPE"). Each SPE is organized as a Brazilian Limitada or Ltda, the Brazilian equivalent of a U.S. limited liability company. Under Brazilian law, the assets, and liabilities of a Ltda are distinct. Thus, the liabilities of a Project held in one SPE will not affect the assets of another Project held in a different SPE.

As of the date of this Annual Report, the Company owns 100% of each SPE, although there could be instances where the Company is a partner in a SPE with another party, such as the Development Company (as defined below). In all cases, the Company will exercise management control over the SPE.

The revenue from our Projects consists of the payments we receive from Subscribers each month. Revenue from Loans and Company Investments come from the interest earned while cash is invested. The Company will make a profit if cash flow from Projects, Loans and Company Investments exceed our expenses (see "Our Operating Costs and Expenses").

While we have opportunistically sold Projects in the past (see "Projects Sold"), the Company generally plans to hold the Projects indefinitely, creating a reliable stream of cash flow for Investors. Should the Company decide to sell Projects in the future, however, the General Partner would consider the following factors:

•       Yield and Cashflow: Many investment funds look for reliable cashflows generating a targeted yield. With both revenue and most expenses locked in by contract, the cash flow from any Project should be predictable and consistent for as long as 25 years.

•       Project Consolidation: Some of the Projects will be too small or unusual for institutional buyers to consider purchasing on their own. The Company could package these Projects into a larger, more standardized portfolio that will be attractive to these larger, more efficiency-focused players. In the aggregate, a portfolio of Projects might be expected to generate 50+ megawatts of power with relatively uniform power contracts, engineering standards, and underwriting criteria. A portfolio of that size can bear the fees and diligence associated with an institutional-grade transaction or securitization.

•       Cash Flow Stabilization: When the Company buys a Project, it will typically share the construction or repowering risk with the Development Company that originated the Project. Larger investors are generally unwilling to take on construction risk and will invest only in Projects that are already generating positive cash flow, referred to as "stabilization". Thus, the Company may acquire Projects before stabilization and sell them after stabilization. Institutional investor interest in the Portfolio should increase as the portfolio stabilizes.

•       Increase in Residual Value: When the Company acquires a Project, the appraisal is based solely on the cash flows projected from executed Project Rental Contracts, with no residual value assumed for the Project. There is a high probability that a Project will continue to create revenue after its initial contract period in the form of a contract extension, repositioning, or sale of energy into the merchant energy markets. This creates a sort of built-in "found value" for our Projects, which may be realized upon sale.

Investment Strategy

Development Companies

The Company sources most of its Projects from third parties in Brazil who specialize in developing solar projects ("Development Companies"). Energea Brasil Operações Ltda ("Energea Brazil"), an affiliate of the General Partner, is a Development Company. The Company's relationship with Development Companies may take several different forms. A Development Company might identify a potential project and permit, engineer and construct it. It might provide operations and maintenance support for a Project after it is built or might sell a Project to us and exit entirely.

Development Companies are compensated for their work and their risk. This compensation may take the form of an origination fee or a continued economic interest in the SPE. As of the date of this Annual Report, no Development Companies have any economic interest in the SPEs. Where a Project is originated through Energea Brazil, Energea Brazil will cap the related-party origination fee at 5.0% of the overall Project's cost, which we believe is below the standard market rate for developing a Project (see "Compensation of General Partner").

Projects

We believe that we will be able to continue to source new Projects in Brazil for several reasons, including the fact that the cost of electricity in Brazil has risen over time. We believe this rise in energy costs has occurred for several reasons:

•       Even with the relatively low rates of economic growth Brazil has experienced in recent years, as compared to other developing countries, its energy needs continue to grow as the country modernizes and increases its use of electronic devices.

•       Brazil has relied extensively on electricity generated from hydropower. Hydroelectricity fluctuates with the seasons and most large hydroelectric projects have already been developed, so new projects come online at more expensive pricing.

•       Previous governments subsidized energy costs for decades. Recent changes in government have removed some of these subsidies, so the true cost of energy is now being passed through to end-users.

We seek a price for electricity that is simultaneously high enough to be profitable for our Investors and low enough to attract Subscribers. In markets where solar equipment is installed directly on a customer's property, larger discounts are generally required to provide adequate incentive for a deal. In Brazil, where solar energy is generated remotely and with little or no inconvenience to the Subscriber, we have historically provided Subscribers a discount off energy provided by the utility company between 15-25%. As of the date of this Annual Report, the Company has 1,166 Subscribers with an average discount rate of 28.03% which is higher than our target.

We primarily invest in Projects with the following characteristics:

•       Locations: We select locations based primarily on:
o   Brazilian states which have the most advantageous tax and energy economics;
o   Efficient access for maintenance;
o   Interconnection points with the electricity grid;
o   Solar irradiance; and
o   Acceptable security risks. The Company tries to avoid selecting Projects in locations with high crime areas which could expose the Project to an increased risk of theft and vandalism.

•       Right to Land: Typically, we lease the land where the Projects are built, pursuant to a lease that continues for at least the duration of the Project Rental Contract and gives us, as tenant, the right to extend.

•       Subscribers: A SPE will rent each Project to Subscribers through a Project Rental Contract (see "Summary of Supporting Contracts"). The Subscribers for a given Project will be private households and small businesses. Subscribers may opt out of a Project at any time and will be replaced by other Subscribers from a waiting list. Subscribers are entitled to a credit on their electric bill administrated through the local utility company and managed by Energea Brazil. The General Partner allocates energy to each Subscriber each month by submitting a Ratio to the interconnecting utility.

•       Operation and Maintenance: Each SPE will hire a company to perform some or all of the services necessary to maintain each Project in good working order. This includes preventative maintenance (such as inverter diagnostics, cleaning inverter fans and string testing), emergency maintenance (which is when a technical crew is dispatched to a Project to address an unexpected issue that occurred in the field), modules cleaning, site security and landscaping. In some cases, Energea Brazil will provide operations and maintenance services to the Projects (see "Compensation of General Partner").

•       Connecting Projects to the Local Electric Grid: Projects will not be connected directly to Subscribers. Instead, they will be connected to the local electric grid.

•       Minimum Technical Requirements ("MTR"): All technical aspects of each Project we invest in must meet the Company's MTR. The MTR is a comprehensive list of all venders and equipment makes/models which have gotten through the General Partner's due diligence process and are acceptable for use in the Projects. We analyze venders and the equipment they make to predict the field performance of the equipment and the financial strength behind warranties and guarantees. In addition to tracking venders and materials used in the construction, we also track best installation practices through the MTR. Each Project leaves lessons learned, and those lessons are incorporated into the collective memory of the General Partner by being added to the best practices component of the MTR.

•       Compliance with Brazilian Laws Applicable to Solar Projects: Each Project will comply with Normative Resolution ANEEL n° 482/2012 ("Ren 482"), the primary law governing community solar electricity systems in Brazil.

•       When the Company Invests in Projects: Normally, the Company will not invest in a Project until certain conditions are satisfied. Among these:
o   The SPE has executed contracts for the lease of the underlying land, for engineering, and for the construction of the Project, for the rental of the Project to a "Consortium", a full list of committed Subscribers and for operations and maintenance;
o   The electric utility has confirmed that the Project can connect with the electric grid;
o   All environmental and installation permits have been obtained;
o   We have executed installation service agreements (e.g., for all civil and site work, electrical installation, installation of racking, etc.); and
o   We have obtained insurance.

Thus, in most cases Investors are not exposed to significant Project-level risks until all these conditions are satisfied. However, the General Partner might make exceptions for exceptionally promising Projects. The General Partner will have sole discretion over whether to acquire or invest in a Project.

Loans

The Company may provide Loans to Borrowers in Brazil. These Loans are designed to finance the development of new solar energy projects while relying on the credit of existing projects that rest on the balance sheet of the Borrower. Each time a new project reaches commercial operation; it contributes to the Borrower's overall collateral which allows the Company to extend additional credit to the Borrower.

•       Loan Issuance: As the Company raises capital through the Offering, the General Partner may lend some or all of it to Borrowers each month. Each disbursement is amortized on a separate amortization schedule which adheres to the terms and conditions of the Loan Agreement (see "Summary of Supporting Contracts").

•       Collateral: The Loans are senior debt and collateralized by a pledge of the shares in the Borrower's enterprise which includes solar projects held on the corporate balance sheet. Thus, by serving as the sole lender to a Borrower, the solar projects act as the primary form of collateral. As Loans are issued, the Borrower uses the loan proceeds to develop and construct more projects which are added to the overall collateral calculations.

As the Projects achieve commercial operation, Subscribers begin to make payments to our Borrower for energy produced by the Projects. In some cases, payments from the Subscribers to our Borrower are made directly to a segregated account controlled by the Company. As a condition to close a Loan, the Borrower grants the Company controlling rights to the collateralized assets, in the event of a default, the General Partner can easily step into the Borrower's cash flow to prevent revenue leakage during a default event. We believe the Company is particularly well-suited to issue Loans when solar projects act as collateral due to our General Partner's extensive experience owning and operating solar projects.

•       Loan Management: The General Partner will oversee the performance and compliance of Borrowers and the associated collateral. Their responsibilities include continuous monitoring of construction progress, energy production and cash flows to help ensure that loan terms are met. By working closely with the Borrowers and their projects, we mitigate risks associated with project delays and underperformance which could impair the Borrower. Close scrutiny of underlying projects during due diligence and loan servicing also ensures an efficient step-in during a default scenario.

Investment Committee

When we find a Project or Loan that meets the fundamental criteria described above, we consider the opportunity at a multi-disciplinary committee of experienced renewable energy executives of the General Partner ("Investment Committee"). To approve a Project or Loan for funding, a unanimous approval of the investment by the Investment Committee is required to move forward. A copy of the memorandum prepared by the General Partner for each Project or Loan is provided to Investors on the Platform and in our filings with the SEC through Form 1-U and 253(g)(2) filings. As of the date of this Annual Report, the Investment Committee consists of the members outlined in the table below:

Name	Title	Due Diligence Responsibility
Arthur Issa	Financial Analyst	Reviews historical financials and prepare projections for each Project and Loan incorporating cash flow, tax, technical and energy market variables.
Dave Rutty	Project Analyst	Compiles the IC Memos for Projects.
Francielle Assis	HR & HSEC Legal Coordinator	Examines the area where a Project is located for environmental, emergency services and community-related risk factors.
Isabella Mendonca	General Counsel	Examines and/or prepares all documents related to a Project or Loan to ensure contracts meet Energea Global's requirements.
Juan Carvajales	Loan Analyst	Compiles the IC Memo for Loans.
Julio Cezar dos Santos de Morais	Electrical Engineer	Ensures all Projects meet our MTR. Produces a "punch list" of failures to be remedied if necessary.
Mike Silvestrini	Managing Partner	Originates and negotiates most investment opportunities.
Paulo Vieira	Director of Operations & Maintenance	Confirms the cost and strategy for operating and maintaining Project investments.

Competition

Our net income depends, in large part, on our ability to source, acquire and manage investments with attractive risk-adjusted yields. We compete with many other entities engaged in renewable energy in the Brazilian market, including individuals, corporations and private funds, many of which have greater financial resources and lower costs of capital than we have.

There are numerous companies with investment objectives similar to ours. That said, the industry is going through a consolidation phase where a large pool of market participants is being consolidated into a smaller group of "successful" enterprises. Thus, we believe that we will have fewer competitors today than we would have had five years ago, but those competitors are generally larger and more sophisticated than those that have folded or sold their position in the market.

Competitive variables include market presence and visibility, amount of capital to be invested per Project and underwriting standards. To the extent that a competitor is willing to risk larger amounts of capital in a particular transaction or to employ more liberal underwriting standards when evaluating potential investments than we are, our investment volume and profit margins could be impacted. Our competitors may also be willing to accept lower returns on their investments and may succeed in buying the Projects that we have targeted for acquisition.

Although we believe that we are well-positioned to compete effectively in each facet of our business, there is competition in the market and there can be no assurance that we will compete effectively or that we will not encounter increased competition in the future that could limit our ability to grow the portfolio in the future and conduct our business effectively.

Our Revenue and Income

The revenue comes from payments from our Subscribers in our Projects and the interest portion that we receive from Borrowers on our Loans. For the fiscal years ended December 31, 2025 and 2024, respectively, the Company's total revenue was $1,567,914 and $692,328, respectively, which is broken down below:

Revenue Recognition	Amount as of 12/31/2025	Amount as of 12/31/2024
Project Revenue	$1,567,914	$692,328
Loan Revenue	$0	$0

In addition to the revenue described above, the company may also earn additional income from Company Investments and gains from the sale of Projects. For the fiscal years ended December 31, 2025 and 2024, respectively, the Company's total other income was $577,299 and $69,665, respectively, which is broken down below:

Other Income Recognition	Amount as of 12/31/2025	Amount as of 12/31/2024
Company Investments	$577,299	$69,665
Sale of Projects	$0	$0

Our Revenue Recognition Policy follows ASC-606 which is a five-step procedure:

Procedure	Example
Step 1 - Identify the Contract	Project Rental Contract or Loan Agreement
Step 2 - Identify the Performance Obligations	Delivery of electricity from solar plant
Step 3 - Determine the Transaction Price	Amount contractually signed with Subscriber or Borrower
Step 4 - Allocate the Transaction Price	Obligation is satisfied by transferring control of the electricity produced to the Subscriber
Step 5 - Recognize Revenue	At a point in time when the Subscriber or Borrower is invoiced

Our Operating Costs and Expenses

The Company incurs a variety of costs and expenses ("Company Operating Expenses"), including:

•       banking fees;

•       legal expenses;

•       payments to the General Partner for fees;

•       fees to wire money from Brazil to the U.S.;

•       payments to U.S. states to comply with their respective securities law ("Blue Sky Laws");

•       debt service and transactional payments (where we borrow money at the Company level);

•       annual financial audit expenses;

•       depreciation; and

•       U.S. and Brazilian taxes, some of which may not be eligible for a foreign tax credit in the United States.

The Projects also incur a variety of costs and expenses ("Project Operating Expenses"), including:

•       payments to third parties to operate and maintain the Projects;

•       lease payments to landowners;

•       debt service and transactional payments (where we borrow money at the Project level);

•       utilities;

•       on-site security;

•       payments to the third party that manages Subscriber electric bill credits;

•       Brazilian taxes, some of which may not be eligible for a foreign tax credit in the United States due to the absence of a tax treaty between the United States and Brazil;

•       banking fees;

•       depreciation; and

•       Project insurance.

The Company's total operating expenses for the fiscal year ended December 31, 2025 were $1,653,246.

U.S. and Brazilian Taxes

This report is not providing, or purporting to provide, any tax advice to Investors.  Every potential Investor is advised to seek the advice of his, her or its own tax professionals before making this investment. The securities sold in the Offering may have issues related to taxation at many levels, including tax laws and regulations at the state, local and federal levels in the United States, and at all levels of government in non-U.S. jurisdictions.

It is impractical to comment on all aspects of federal, state and local, and foreign tax laws that may affect the tax consequences of participation in the Company. Therefore, each prospective Investor should satisfy himself, herself or itself as to the tax consequences of participating in the Company by obtaining independent advice from his, her or its own tax advisers.  Furthermore, while the Company will furnish to you any information required to be provided to you under applicable tax laws, preparation and filing of each Investor's tax returns shall be such Investor's responsibility.

The following summarizes the most significant Brazilian taxes that will be imposed on the SPEs and the Company, as well as the Federal income tax consequences of acquiring Class A Investor Shares. This summary is based on the current tax laws of Brazil, the U.S. Internal Revenue Code of 1986, as amended (the "Code"), Treasury regulations promulgated thereunder ("Regulations"), and current administrative rulings and court decisions, all as of the date hereof.  These authorities may be changed, possibly retroactively, so as to result in United States federal income tax consequences different from those set forth below.

This is only a summary, applicable to a generic Investor. Your personal situation could differ. We encourage you to consult with your own tax advisor before investing.

Brazilian Taxes

Brazilian Taxes on Projects

Like the United States, taxes in Brazil are imposed at the federal, state, and local level. The federal government will impose the following taxes which are paid for by each SPE. It is important to note that each SPE elects to be paid on a real profit tax regime or a presumed profit tax regime each calendar year. Each year, the General Partner runs an analysis as to which tax regime they feel will be the most tax efficient for each SPE and makes the election accordingly on behalf of the SPE. Tax rates which are affected by this election are noted below:

•       A corporate income tax ("IRPJ") equal to (i) 15% of the SPE's taxable income, plus (ii) 10% of the SPE's taxable income per month in excess of R$20,000.

•       A social contribution tax ("CSLL") equal to 9% of the taxable income of the SPE.

•       A social integration tax ("PIS") equal to 1.65% (real) or ..65% (presumed) of the SPE's gross sales revenue.

•       A social security tax ("COFINS") equal to 7.6% (real) or 3% (presumed) of the SPE's gross sales revenue.

•       A financial operations tax ("IOF") equal to 3.5% on non-dividend foreign transactions and 0.38% on dividend transactions between the Company and the SPE.

The SPEs which elect for a real profit tax regime will be entitled to depreciation deductions with respect to certain equipment. Under a presumed profit tax regime, taxable income is set as 32% of total gross revenue, so no deductions apply.

At the state level, each SPE will be subject to a tax on purchased goods ("ICMS"). The ICMS rates vary by state but will typically be imposed at 18%.

At the local level, many municipalities impose a tax on revenues from services provided. These taxes are typically imposed at a rate of 5%.

NOTE: Brazil does not impose a tax on the Company itself or on Investors, nor does it require SPEs to withhold any taxes from distributions to the Company.

Brazilian Taxes on Loans

If the Company issues a Loan to a Borrower in Brazil, the transaction will be executed directly between the Company and the Borrower, without the use of a SPE. In such cases, the Company will be subject to the following taxes on the interest portion of the revenues generated from the Loan:

•       An IOF tax equal to:
•       0.0041% per day on the principal balance for loans to corporate borrowers;
•       0.0082% per day on the principal balance for loans to individual borrowers;
•       An additional flat rate of 0.38% applies to both corporate and individual borrowers.

•       An IRRF tax equal to:
•       22.5% for loans with a term of up to 180 days;
•       20% for loans with a term of 181 to 360 days;
•       17.5% for loans with a term of 361 to 720 days;
•       15% for loans with a term exceeding 720 days.

Brazilian Taxes on Company Investments

If the Company makes a Company Investment in Brazil, it will be subject to the following taxes on interest income, depending on the duration of the investment:

•       An IOF tax equal to:
•       3% of interest earned from investments held less than 29 days;
•       0% (exempt) if the investment is held for 30 days or more.

•       An income withholding tax ("IRRF") on interest earned equal to:
•       22.5% on interest earned from investments held for up to 180 days;
•       20% for investments held between 181 and 360 days;
•       17.5% for investments held between 361 and 720 days;
•       15% for investments held for more than 720 days.

U.S. Federal Income Taxes

The following is a summary of certain material United States federal income tax consequences of the ownership and disposition of the Class A Investor Shares but does not purport to be a complete analysis of all the potential tax considerations relating thereto.  Except as explicitly set forth below, this discussion is limited to U.S. Holders (defined below) who hold the Class A Investor Shares as capital assets within the meaning of Section 1221 of the Code. This summary does not address the tax considerations arising under the laws of any United States state or local or any non-United States jurisdiction or under United States federal gift and estate tax laws. In addition, this discussion does not address tax considerations applicable to an Investor's particular circumstances or to Investors that may be subject to special tax rules.

As used herein, the term "U.S. Holder" means a beneficial owner of the Class A Investor Shares that is, for U.S. federal income tax purposes, an individual citizen or resident of the United States, a corporation (or any other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any state or political subdivision thereof or the District of Columbia, an estate the income of which is subject to U.S. federal income taxation regardless of its source, or a trust, if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons control all of the substantial decisions of the trust or if a valid election is in place to treat the trust as a U.S. person.

In addition, if a partnership, including any entity or arrangement, domestic or foreign, classified as a partnership for United States federal income tax purposes, holds Class A Investor Shares, the tax treatment of a partner generally will depend on the status of the partner and upon the activities of the partnership. Accordingly, partnerships that hold Class A Investor Shares, and partners in such partnerships, should consult their tax advisors.

Classification as a Corporation

The Company is a Delaware limited partnership but has affirmatively elected to be treated as a corporation under Subchapter C of the Code for federal income tax purposes.  Thus, the Company will be taxed at regular corporate rates on its income before making any distributions to holders of Class A Investor Shares as described below.

The General Intangible Low-Tax Income ("GILTI") tax on foreign investments is more favorable to our investors under a corporate tax structure as opposed to a partnership, where the tax on international assets would be levied on individuals. Under a partnership an investor would be responsible for 37% of all foreign profits generated from an international investment. A corporate tax structure allows the corporation to realize foreign tax credits. Under this corporate tax reporting structure, the corporate entity would only pay 21% tax on 50% of the foreign profits after foreign tax credits have been applied.

Taxation of Dividends Received From SPEs

The income of the Company will consist primarily of cash available for distribution ("CAFD") received from the SPEs in the form of a dividend. Because the SPEs will be foreign corporations, these dividends will be "non-qualified dividends" within the meaning of the Code and therefore subject to tax at ordinary income tax rates ("qualified dividends," including dividends from most U.S. corporations, are subject to tax at preferential rates).

Foreign Tax Credit

The Company, but not the Investors, might be entitled to credits for taxes paid by the SPEs in Brazil. Taxes imposed in Brazil which are not imposed on income may not receive a foreign tax credit.

Taxation of Distributions to Investors

Distributions to U.S. Holders out of the Company's current or accumulated earnings and profits, if any, will be taxable as dividends. A non-corporate U.S. Holder who receives a distribution constituting "qualified dividend income" may be eligible for reduced federal income tax rates. U.S. Holders are urged to consult their tax advisors regarding the characterization of corporate distributions as "qualified dividend income." Dividends received by a corporate U.S. Holder may be eligible for the corporate dividends-received deduction if certain holding periods are satisfied. Distributions in excess of the Company's current and accumulated earnings and profits will not be taxable to a U.S. Holder to the extent that the distributions do not exceed the adjusted tax basis of the U.S. Holder's Class A Investor Shares. Rather, such distributions will reduce the adjusted basis of such U.S. Holder's Class A Investor Shares. Distributions in excess of current and accumulated earnings and profits that exceed the U.S. Holder's adjusted basis in its Class A Investor Shares will be taxable as capital gain in the amount of such excess if the Class A Investor Shares are held as a capital asset. In addition, Section 1411 of the Code imposes on individuals, trusts and estates a 3.8% tax on certain investment income (the "3.8% NITT").

Taxation Upon the Sale or Exchange of Class A Investor Shares

Upon any taxable sale or other disposition of Class A Investor Shares, a U.S. Holder will recognize gain or loss for federal income tax purposes on the disposition in an amount equal to the difference between the amount of cash and the fair market value of any property received on such disposition; and the U.S. Holder's adjusted tax basis in the Class A Investor Shares. A U.S. Holder's adjusted tax basis in the Class A Investor Shares generally equals his or her initial amount paid for the Class A Investor Shares and decreased by the amount of any distributions to the Investor in excess of the Company's current or accumulated earnings and profits. In computing gain or loss, the proceeds that U.S. Holders receive will include the amount of any cash and the fair market value of any other property received for their Class A Investor Shares, and the amount of any actual or deemed relief from indebtedness encumbering their Class A Investor Shares. The gain or loss will be long-term capital gain or loss if the Class A Investor Shares are held for more than one year before disposition. Long term capital gains of individuals, estates and trusts currently are taxed at a maximum rate of 20% (plus any applicable state income taxes) plus the 3.8% NIIT.

Alternative Minimum Tax

The Code imposes an alternative minimum tax on individuals and corporations. Certain items of the Company's income and loss may be required to be taken into account in determining the alternative minimum tax liability of Investors.

Taxable Year

The Company will report its income and losses using the calendar year.

Tax Returns and Information; Audits; Penalties; Interest

The Company will furnish each Investor with the information needed to be included in his or her federal income tax returns, if any; provided, however, the Investors shall be responsible for determining their adjusted basis in their respective Class A Investor Shares. Each Investor is personally responsible for preparing and filing all personal tax returns that may be required as a result of his purchase of Class A Investor Shares. The tax returns of the Company will be prepared by accountants selected by the Company.

If the tax returns of the Company are audited, it is possible that substantial legal and accounting fees will have to be paid to substantiate our position and such fees would reduce the cash otherwise distributable to Investors.

Each Investor must either report Company items on his or her tax return consistent with the treatment on the information return of the Company or file a statement with his tax return identifying and explaining the inconsistency. Otherwise the IRS may treat such inconsistency as a computational error and re-compute and assess the tax without the usual procedural protections applicable to federal income tax deficiency proceedings.

The Code imposes interest and a variety of potential penalties on underpayments of tax.

Other U.S. Tax Consequences

The foregoing discussion addresses only selected issues involving Federal income taxes and does not address the impact of other taxes on an investment in the Company, including federal estate, gift, or generation-skipping taxes, or State and local income or inheritance taxes. Prospective Investors should consult their own tax advisors with respect to such matters.

Summary of Supporting Contracts

Project Contracts

The Company will cause the SPEs to enter into five (5) main contracts for each Project:

•       Land Leases: The SPE will lease (rather than buy) the land where the Project is located, pursuant to a contract we refer to as a "Land Lease".

•       Project Rental Contracts: In all cases, the SPEs will rent the Projects to Subscribers (so that the Subscribers are, in form, generating their own solar power) pursuant to a contract we refer to as a "Project Rental Contract".

•       Construction Contracts: To build the Projects, the SPE will hire a third party to provide engineering, procurement, and construction services pursuant to a contract referred to as a "Construction Contract".

•       Project Maintenance Contracts: The SPE will then hire a company, and in some cases Energea Brazil, to operate and maintain the Projects pursuant to a contract referred to as a "Project Maintenance Contract" (see "Interest of Management and Others in Certain Transactions" and "Compensation of General Partner").

•       Credit Management Agreements: Each Project produces energy credits. To convert those energy credits into revenue, the SPE must hire a service provider to onboard Subscribers and administrate the allocation of energy to each Subscriber on a monthly basis. In most cases, these services are performed by Energea Brazil under the terms and conditions set forth in a "Credit Management Agreement" (see "Interest of Management and Others in Certain Transactions" and "Compensation of General Partner").

Each of these contracts are bi-lingual, both in English and in Portuguese, the national language of Brazil. Although the final terms and conditions and contract title will most likely differ from Project to Project, we will attempt to ensure that the rights and obligations of the parties will generally be consistent across all of the Projects. However, there is no assurance that we will be able to negotiate consistent terms, and the terms and conditions of each contract may contain material differences.

Loan Contracts

The Company will enter into three (3) main contracts when making a Loan to a Borrower:

•       Loan Agreement: A Loan Agreement ("Loan Agreement") is a contract where the Lender provides funds to a Borrower up to a specified limit over a set borrowing period. The Borrower uses these funds to construct new solar projects. The Borrower grants the Lender a first-priority lien on all its assets as collateral, including the solar projects. The agreement includes conditions for advances, default triggers, and remedies for the Lender, with covenants ensuring compliance and asset segregation when appropriate.

•       Collateral Agreements: The "Collateral Agreements" are a collection of agreements and instruments designed to secure obligations under a Loan Agreement between a Borrower and the Company. These documents collectively establish, and perfect the Company's security interests in various assets and equity interests of the Borrower and related parties. They may include personal guarantees, corporate guarantees, promissory notes outlining repayment terms, and pledge agreements granting the Company priority liens on specific collateral. Supporting resolutions and certificates confirm the Borrower's authorization and compliance. The Collateral Agreements address repayment conditions, default remedies, rights over collateral, and ensure the Company's enforcement capabilities while defining limits on recourse where applicable.

•       Trust Agreement: Some, but not all, Loans will also have a "Trust Agreement". In circumstances where the General Partner requires more fiscal oversite over a Borrower, we will set up a trust which will receive all of the Borrowers revenue (usually payments for energy from their Subscribers). The General Partner will instruct the Trustee to pay principal and/or interest payments owed to the Company prior to distributing the remaining cash to the Borrower for their use in operations.

Material Legal Proceedings

In March 2023, two of the Company's SPEs, Energea Pedra do Indaiá Ltda ("Pedra do Indaia") and Energea Iguatama Aluguel de Equipamentos e Manutenção Ltda ("Iguatama"), initiated legal action against Alexandria Indústria de Geradores S.A. ("Contractor") due to breaches of the terms and conditions stipulated in the Construction Contracts.

The Contractor's failure to fulfill its obligations under both Construction Contracts resulted in the accrual of "Liquidated Damages" owed to the SPEs of Pedra do Indaia and Iguatama. Prior to legal action, a Confession of Debt was executed between the Company and the Contractor. This Confession of Debt imposed strict personal and corporate responsibility upon the Contractor to guarantee the owed amount to the SPEs. Regrettably, the Contractor failed to meet the payment obligations outlined in the Confession of Debt.

Subsequently, the Construction Contracts were terminated and the General Partner promptly initiated legal proceedings. The Company sought an injunction from the Courts of Rio de Janeiro to secure the payment, including the freezing of the Contractor's corporate bank accounts as a means to compel compliance.

The presiding Judge initially granted the injunction, compelling the Contractor to remit all Liquidated Damages, interest on overdue payments, and legal fees as specified in the Confession of Debt, within a three-day timeframe. Shortly thereafter, the proceedings were further complicated when the Contractor filed for bankruptcy protection and other secured creditors entered the process of collecting unpaid amounts. The lawsuit is still in process and may take several years to reach a final verdict.

Factors Likely to Impact the Performance of the Company

A comprehensive discussion on risks of investing in the Company can be found at the beginning of the Company's Offering Circular. Below are risks that we believe deserve specific attention as they have the highest likelihood of impacting Investor returns. Following each risk is a brief description of mitigating strategies employed by the General Partner:

•       Foreign Country: There is an inherent risk when doing business in a foreign country. Foreign country risks include unexpected fees and taxes, unfair contract disputes, policy changes and other risks which may negatively affect estimated internal rate of return ("IRR").

o   Mitigating Strategy: Energea Global has a strong local presence in Brazil through our Rio de Janeiro office which employs approximately 35 Brazilian nationals. Foreign country risk is highest when we start doing business in a new foreign country and diminishes as we gain experience, diversify our local partnerships and develop best practices for dealing with unique challenges specific to a country. The General Partner has been operating energy investments in Brazil for over 7 years.

•       Foreign Exchange Rates: The revenue contracts for the Projects are paid in BRL. Exchange rates could worsen creating reduced dividends to our investors which are paid in U.S. dollars USD.

o   Mitigating Strategy: First, our long-term financial projections include a perpetual weakening of the BRL versus USD, so we expect a continuation of that phenomenon but can tolerate some level of FX softening while still maintaining our targeted returns. Second, Project Rental Contracts with Subscribers fluctuate each year based on changes in the energy price being charged by the interconnecting utility. Thus, if the BRL were to weaken substantially, it is likely that the cost of energy in Brazil would increase substantially and the Projects would generate more BRL per kWh delivered to Subscribers, thereby offsetting a portion of our exposure to FX risk.

•       Construction: There is a risk that the Project could encounter unforeseen delays or costs during the construction phase that could potentially delay dividends and result in a lower-than expected IRR.

o   Mitigating Strategy: Energea Global builds in liquidated damages whenever possible into contracts with our construction contractors. Liquidated damages hold the contractor responsible for any lost revenue resulting from construction delays. The General Partner also employs a team of construction managers who oversee the construction of Projects and ensure Projects meet our MTR.

•       Customer Default:  Subscribers save 10-20% on their electric bills for each energy credit they receive from the Project. They have the option of unsubscribing any time they want, without penalty.

o   Mitigating Strategy: The Projects provide electricity to thousands of small Subscribers instead of a single, large, Subscriber. If one or several Subscribers don't pay their invoice or defect from the Project, the impact of projected returns is very small. We estimate a 4% default rate when projecting the cash flow from a Project, while historical default rates for utilities in the region are actually closer to 1%.

•       Theft / Damage:  The equipment may be subject to theft or damage which is beyond the Company's control.

o   Mitigating Strategy: The Projects carry insurance to protect against major loss. We carry property insurance to cover theft or unexpected damage to the equipment, general liability insurance to protect us from incidents or injuries that could occur on site and business interruption insurance to cover lost revenue if a Project is out of operation for an extended period of time.

•       Solar Irradiance: The General Partner forecasts the energy production of each Project based on historical weather patterns. A deviation from historical weather patterns could result in lower-than-expected electrical production and decreased dividends. Projected returns use a P-50 production estimate. P-50 is an estimate of electrical production where there is a 50% statistical probability that the Project will produce more electricity and a 50% probability that the Project will produce less. This is an industry standard method of weather prediction and production estimating.

o   Mitigating Strategy: Diversifying across many Projects and geographical locations helps to mitigate the solar irradiance risk of any one specific Project. Loans also carry a lower exposure to solar irradiance than Project ownership.

•       Materials / Equipment: Equipment may fail or break down resulting in lower than anticipated production or unplanned additional operating expenses.

o   Mitigating Strategy: Equipment used in the Projects come with warranties (usually for 25 years) that protect against failure or lower than anticipated output. The General Partner also accounts for light-induced degradation when projected energy production from a Project and sets aside a contingency reserve for unforeseen mechanical issues that may arise.

Description of Property

The only property owned by the Company are the Projects. To date, the Company has not issued any Loans.

Projects Acquired

As of the date of this Annual Report, the Company had acquired a total of 24 Projects.

Project Name	Entity Name	Project Size (AC)	Acquisition Date	Amount Invested*
Salinas	Project Salinas Geração S.A.	5.0 MW	4/15/19	$265,148
Itaguai III	Energea Itaguai III Aluguel de Equipamentos e Manutenção Ltda.	1.0 MW	3/6/20	$35,707
Iguatama	Energea Iguatama Aluguel de Equipamentos e Manutencao Ltda.	2.3 MW	10/12/20	$2,298,122
Pedrinopolis	Energea Pedrinopolis Ltda.	2.3 MW	5/21/21	$118
Pedra do Indaiá	Energea Pedra do Indaiá Ltda.	2.3 MW	10/1/21	$4,574,847
Divinópolis III	Energea Divinopolis Ltda.	2.3 MW	12/23/21	$3,092,185
Araxa I	Energea Araxa I Ltda	2.5 MW	12/23/21	$326,307
Araxa II	Energea Araxa II Ltda	2.5 MW	12/23/21	$326,849
Divinópolis II	Energea Divinopolis II Ltda	2.5 MW	1/4/22	$4,220,711
Corumbaíba	Energea Corumbaíba Ltda	2.5 MW	9/9/22	$2,852,457
Diamantina II	Energea Diamantina II Ltda	2.5 MW	10/17/22	$133,417
Formiga I	Energea Formiga I Ltda	2.5 MW	10/17/22	$201,778
Formiga II	Energea Formiga II Ltda	1.5 MW	10/17/22	$73,236
Naque	Energea Naque Ltda	1.5 MW	10/17/22	$123,330
Micros I	Energea Micros I Ltda	1.1 MW	12/29/22	$1,094,017
Itabapoana	Energea Itabapoana Ltda	2.5 MW	12/29/22	$94,590
Aparecida do Taboado II	Energea Aparecida do Taboado II Ltda	2.5 MW	4/12/23	$172,292
Frei Inocêncio	Energea Frei Inocêncio Ltda	2.5 MW	4/12/23	$95,567
Nova Lacerda	Energea Nova Lacerda Ltda	2.5 MW	4/12/23	$73,611
Monte Sião	Energea Portfolio Geração de Projetos MG II Ltda	2.5 MW	4/17/23	$95,833
Aparecida do Taboado I	Energea Aparecida do Taboado I Ltda	2.5 MW	5/24/23	$155,176
Iguatama II	Energea Iguatama II Ltda	2.5 MW	12/20/24	$2,029,141
Micros II	Energea Micros II Ltda	750kW	11/11/24	$549,961
Pains	Energea Pains Ltda.	1 MW	11/28/25	$1,318,799
	TOTAL			$23,502,326
* as of December 31, 2025

Projects Sold

As of the date of this Annual Report, the Company has sold 10 Projects.

Project Name	Entity Name	Project Size (AC)	Date Sold	Sale Price Net of Taxes
Salinas	Project Salinas Geracao S.A.	5.0 MW	05/11/2021	$147,717
Pedrinopolis	Energea Pedrinopolis Ltda.	2.3 MW	05/11/2021	$150,379
Itaguai III	Energea Itaguai III Aluguel de Equipamentos e Manutencao Ltda.	1.0 MW	05/19/2021	$44,408
Aparecida do Taboado I	Energea Aparecida do Taboado I Ltda	2.5 MW	06/06/2023	$136,029
Frei Inocêncio	Energea Frei Inocêncio Ltda	2.5 MW	06/06/2023	$124,925
Monte Sião	Energea Portfolio Geração de Projetos MG II Ltda	2.5 MW	06/06/2023	$126,224
Nova Lacerda	Energea Nova Lacerda Ltda	2.5 MW	06/06/2023	$93,427
Formiga II	Energea Formiga II Ltda	1.5 MW	06/06/2023	$100,344
Naque	Energea Naque Ltda	1.5 MW	06/06/2023	$178,011
Itabapoana	Energea Itabapoana Ltda	2.5 MW	06/06/2023	$133,061
	TOTAL			$1,234,525

Projects Owned

As of the date of this Annual Report, the Company holds 11 Projects that are operational or under construction. The table below lists the total amount the Company invested into each Project and the estimated Project cost. Please refer to the links in the column labeled "Form 1-U" for the Project Memo which gives in-depth information regarding each Project such as its location, the system size, contractors used to construct the Project, information about other stakeholders, information about the buyer of the energy and environmental commodities and the estimated economics of the Project. The Project Memos can also be found on the Platform.

Project Name	Entity Name	Project Size (AC)	Estimated Projected Cost	Amount Invested*	Form 1-U
Iguatama	Energea Iguatama Aluguel de Equipamentos e Manutencao Ltda.	2.3 MW	$2,488,413	$2,298,121	Link
Pedra do Indaiá	Energea Pedra do Indaiá Ltda.	2.3 MW	$4,574,847	$4,574,848	Link
Divinopolis III	Energea Divinopolis Ltda.	2.3 MW	$3,506,835	$3,092,185	Link
Araxa I	Energea Araxa I Ltda	2.5 MW	$340,851	$326,307	Link
Araxa II	Energea Araxa II Ltda	2.5 MW	$344,359	$326,849	Link
Corumbaíba	Energea Corumbaíba Ltda	2.5 MW	$3,376,840	$2,852,457	Link
Divinópolis II	Energea Divinopolis II Ltda	2.5 MW	$4,352,328	$4,220,712	Link
Micros I	Energea Micros I Ltda	1.1 MW	$1,137,448	$1,094,017	Link
Iguatama II	Energea Iguatama II Ltda	2.5 MW	$2,074,598	$2,029,141	Link
Micros II	Energea Micros II Ltda	750kW	$627,787	$549,961	Link
Pains	Energea Pains Ltda.	1 MW	$1,314,777	$1,318,799	Link
	TOTAL		$24,139,083	$22,683,397
* as of December 31, 2025

Projects Not Pursued

As of the date of this Annual Report, the Company has determined not to pursue the development of certain Projects due to changes in regulatory and economic conditions in Brazil. Specifically, certain Projects lost eligibility for GD1 classification, resulting in reduced projected returns that no longer meet the Company's investment criteria. The Projects affected are summarized in the table below.

Project Name	Entity Name	Status	Investment	Loss Recognized
Aparecida do Taboado II	Energea Aparecida do Taboado II Ltda	Terminated	$172,292	$172,292
Diamantina II	Energea Diamantina II Ltda	Impaired	$133,417	$133,417
Formiga I	Energea Formiga I Ltda	Impaired	$201,778	$201,778
	TOTAL			$507,487

Summary of Class A Investor Shares

The Company offers Class A Investor Shares representing limited partnership interests governed by the Limited Partnership Agreement and the related Authorizing Resolution. These shares are offered at a price based on the Company's net asset value ("NAV"), derived from the net present value of projected cash flows from its investments.

Holders of Class A Investor Shares are passive Investors with no voting or management rights, except in limited circumstances. The Company is managed by the General Partner, which is responsible for making investment, operational, and distribution decisions in accordance with the Limited Partnership Agreement.

Distributions to Investors depend on available cash flow and are not guaranteed to be made. Investors are not required to make additional capital contributions and are not personally liable for the Company's obligations.

There is no established public market for the Class A Investor Shares. Transfers are subject to restrictions, including the Company's right of first refusal, which may limit an Investor's ability to resell shares.

The Company has adopted a Redemption Plan that may provide limited liquidity; however, Redemption Requests are subject to holding periods, timing and volume limitations, and the discretion of the General Partner. There can be no assurance that Redemption Requests will be honored.

Additional information regarding the Class A Investor Shares, including detailed terms and conditions, is set forth in the Company's Offering Circular.

Item 2. Management Discussion and Analysis of Financial Condition and Result of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes thereto contained in this Annual Report. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed herein (see "Caution Regarding Forward-Looking Statements" and "Risk Factors" in the Offering Circular). Unless otherwise indicated, the latest results discussed below are as of December 31, 2025.

Summary of Key Accounting Policies

Investments

For financial statement purposes, the Company accounts for investments in Projects under ASC 360. The Projects are carried at cost and will be depreciated on a straight-line basis over the estimated useful life of the related assets.

Impairment

The Company evaluates for impairment under ASC 360, utilizing the following required steps to identify, recognize and measure the impairment of a long-lived asset to be held and used:

•       Indicators of impairment - Consider whether indicators of impairment are present.

•       Test for recoverability - If indicators are present, perform a recoverability test by comparing the sum of the estimated undiscounted future cash flows attributable to the long-lived asset in question to its carrying amount (as a reminder, entities cannot record an impairment for a held and used asset unless the asset first fails this recoverability test).

•       Measurement of an impairment - If the undiscounted cash flows used in the test for recoverability are less than the carrying amount of the long-lived asset, determine the fair value of the long-lived asset and recognize an impairment loss if the carrying amount of the long-lived asset exceeds its fair value.

Revenue Recognition

The Company follows ASC 606 guidelines for revenue recognition. To apply this principle, the standard establishes five key steps:

•       Step 1: Recognize the contract with the Subscriber/Borrower

•       Step 2: Specify performance obligations

•       Step 3: Establish transaction price

•       Step 4: Allocate transaction price to performance obligations

•       Step 5: Recognize revenue

Market Outlook and Recent Trends

Brazil's distributed generation solar market continues to represent a large opportunity for the Company, but has transitioned from a phase of rapid expansion to one defined by consolidation and operational smoothing. While installed capacity has grown significantly in recent years, the pace of new development has slowed as grid constraints, interconnection delays, changes in tax law and evolving regulatory dynamics has caused some market participants to exit the segment.

These conditions are driving a shift toward consolidation. As the market matures, scale has become increasingly important, with larger platforms better positioned to navigate grid constraints, optimize asset portfolios across concession areas, and operate efficiently at lower Subscriber acquisition and financing costs. As a result, smaller developers and fragmented portfolios are increasingly seeking liquidity through asset sales, contributing to a growing pipeline of acquisition opportunities.

At the same time, Brazilian real estate investment funds (fundos de investimento imobiliário, or "FIIs") have emerged as a meaningful source of capital for operating DG solar assets. These vehicles are beginning to provide a repeatable pathway for aggregating portfolios and accessing public market equity capital, supported by contracted, long-duration cash flows. FIIs have arrived as the main competitor for the Company as both are pursuing the same project inventory. There are currently three known operating FIIs.

In parallel, certain foreign utilities and large energy companies have selectively reduced or rebalanced their exposure to Brazilian distributed generation as part of broader capital allocation priorities. This has further increased the availability of assets for acquisition by specialized operators with a dedicated focus on distributed solar.

Taken together, these trends reflect a market that is evolving from a fragmented development landscape into a more consolidated and capital-efficient sector. We believe this transition favors disciplined operators with the ability to combine origination, portfolio management, and access to scalable sources of capital. The Company is well situated to compete in a market where the number of available acquisitions far outweighs the available capital for consolidation.

Calculating Distributions

The Company intends to make distributions monthly, to the extent the General Partner, in its discretion, determines that cash flow is available for distributions and in a manner consistent with the Authorizing Resolutions. Any other distributions shall be made pursuant to the terms of the LP Agreement which gives the General Partner broad discretion whether to make any distributions. Below are the activities of the Company that generate the cash flow which could be used to fund distributions:

Sources of Distributable Cash Flow

•       Net income received from the Projects;

•       Interest payments received from the Borrowers;

•       Interest payments received from Company Investments;

•       Net Proceeds from Capital Transactions;
o   Originates from the sale or refinancing of Projects;
o   Net proceeds are the gross proceeds of the capital transaction minus associated expenses, including debt repayment; and

•       Liquidated Damages from Construction Agreements;
o   Penalties paid by EPC Contractors when Projects are delivered behind schedule;
o   Liquidated Damages are not booked as revenue but are considered distributable cash flow.

When the Company has distributable cash flow and the General Partner determines to make a distribution, here is an overview of how these distributions are allocated and calculated:

Allocation of Distributions

Distributable cash flow, if any, is distributed to the Preferred Equity Investors, on a pari passu basis, and the General Partner in the following order of priority:

•       First, the Preferred Return;

•       Thereafter, any additional cash flow shall be distributed 80% to Preferred Equity Investors and the Carried Interest to the General Partner.

Calculation of Preferred Return

The General Partner discounts each month of Estimated NOI (see "Price of Class A Investor Shares" in the Offering Circular) by the same discount rate until the cash flow results in an internal rate of return ("IRR") of 7% ("Adjusted NOI").  The IRR is calculated using the XIRR function and is based upon the price an Investor paid per Class A Investor Share. The resulting Adjusted NOI is the monthly distribution that would need to be paid to Investors for them to receive their Preferred Return. Since all months of Estimated NOI are discounted evenly, the Adjusted NOI maintains the same seasonality curve as the Estimated NOI. If the actual NOI for any month is less than the Adjusted NOI, the Investors receive all the cash distributed that month and the shortfall is carried forward so that Investors catch up on their Preferred Return prior to any Carried Interest being paid. The IRR is calculated based upon the price an Investor paid per Class A Investor Share, and not on any revenue or profit achieved by the Company. To the extent the Company has distributable cash flow but has no current or accumulated earnings and profit, such distributions are considered a return of capital for U.S. federal income tax purposes to the extent that the distributions do not exceed the adjusted tax basis of the U.S. Holder's Class A Investor Shares.

Calculation of Carried Interest

If the General Partner determines that a distribution can be made with distributable cash flow, and the amount of distributable cash flow is greater than the Adjusted NOI for the month (and the Investors are therefore on track to receive their Preferred Return), the General Partner will receive a Carried Interest. Any distributable cash flow that is greater than the Adjusted NOI (plus any shortfall from previous months) will be divided between the General Partner and the Preferred Equity Investors where the General Partner will get 20% of the excess and Preferred Equity Investors will get 80% of the excess.

Distributions

Provided we have distributable cash flow (see "Sources of Distributable Cash Flow"), we will authorize and declare distributions based on the Projects' net income, interest paid on Loans and interest earned on Company Investments during the preceding month minus any amounts held back for reserves.

While we are under no obligation to do so, our General Partner may declare other periodic distributions as circumstances dictate.

To the extent the Company has distributable cash flow but has no current or accumulated earning and profit, such distributions are considered a return of capital for U.S. federal income tax purposes to the extent that the distributions do not exceed the adjusted tax basis of the U.S. Holder's Class A Investor Shares and reported to Investors on a Form 1099-B. To the extent the Company makes distributions from profits in the future, such distributions will be classified as dividends and reported to Investors on a Form 1099-DIV.

Please note that in some cases, Investors have cancelled their purchase of Class A Investor Shares after distributions were made. In that case, the distribution allocated to that Investor is returned to the Company and the bookkeeping is updated to reflect the change in cash distributed. Thus, all figures below are subject to change.

Below is a table depicting the fees paid and distributions made from the Company since inception. Note that whenever the table shows that the General Partner has received its Carried Interest, the Investors have received their full Preferred Return, as defined in "Allocations of Distributions". In those cases where the General Partner does not receive its Carried Interest, distributions were not sufficient to distribute to Investors their Preferred Return.

Distribution Date	Distributable Cash Flow	Preferred Return	Additional Cash Flow (80%)	Carried Interest* (20%)	Class A Investor Distributions**	Cash on Cash Yield***
5/20/21	137,235.23	50,103.18	82,716.23	4,415.82	132,819.41	20.18%
6/24/21	34,398.08	11,331.28	22,183.64	883.16	33,514.92	2.99%
7/24/21	33,961.13	8,663.79	24,414.18	883.16	33,077.97	2.74%
8/26/21	20,320.88	6,615.89	12,821.83	883.16	19,437.72	1.40%
9/23/21	20,320.79	6,829.13	12,608.50	883.16	19,437.63	1.27%
10/27/21	20,320.80	6,951.10	12,486.54	883.16	19,437.64	1.09%
11/30/21	20,320.80	7,054.00	12,383.64	883.16	19,437.64	1.02%
12/24/21	18,977.20	13,651.91	5,325.29	0.00	18,977.20	0.84%
2021 Total	$305,854.91	$111,200.28	$184,939.85	$9,714.78	$296,140.13	31.53%
1/26/22	10,973.59	3,316.66	5,890.61	1,766.32	9,207.27	0.32%
2/24/22	8,787.12	3,020.41	4,883.55	883.16	7,903.96	0.27%
3/29/22	9,860.27	3,957.94	5,019.17	883.16	8,977.11	0.28%
4/29/22	7,068.65	3,351.29	3,717.36	0.00	7,068.65	0.22%
5/31/22	7,068.14	2,992.40	4,075.74	0.00	7,068.14	0.21%
6/30/22	24,999.75	10,725.17	14,274.58	0.00	24,999.75	0.68%
7/29/22	25,000.10	6,134.70	18,865.40	0.00	25,000.10	0.66%
8/27/22	24,073.19	20,127.59	3,156.48	789.12	23,284.07	0.56%
9/27/22	23,677.18	10,506.53	10,536.52	2,634.13	21,043.05	0.48%
10/27/22	23,774.37	10,254.62	10,815.80	2,703.95	21,070.42	0.72%
11/29/22	33,759.97	14,656.27	15,282.96	3,820.74	29,939.23	0.44%
12/28/22	27,897.02	12,302.77	12,475.40	3,118.85	24,778.17	0.70%
2022 Total	$226,939.35	$101,346.35	$108,993.57	$16,599.43	$210,339.92	5.54%
1/27/23	23,705.24	10,855.76	11,623.77	1,225.71	22,479.53	0.39%
2/24/23	28,739.48	12,192.29	13,072.28	3,474.91	25,264.57	0.41%
3/27/23	33,687.38	15,314.18	15,617.22	2,755.98	30,931.40	0.48%
4/28/23	33,709.20	15,474.53	15,499.47	2,735.20	30,974.00	0.44%
5/30/23	35,708.77	16,432.24	16,385.05	2,891.48	32,817.29	0.43%
6/26/23	43,709.57	20,252.44	19,938.56	3,518.57	40,191.00	0.48%
7/25/23	98,709.19	45,896.06	44,891.16	7,921.97	90,787.22	0.95%
8/28/23	33,708.43	15,668.70	15,333.77	2,705.96	31,002.47	0.31%
9/27/23	85,715.70	41,000.83	38,007.64	6,707.23	79,008.47	0.76%
10/27/23	88,636.35	35,620.88	45,063.15	7,952.32	80,684.03	0.72%
11/24/23	83,704.70	40,601.46	36,637.08	6,466.16	77,238.54	0.67%
12/26/23	79,097.93	38,374.75	34,613.45	6,109.73	72,988.20	0.59%
2023 Total	$668,831.94	$307,684.12	$306,682.60	$54,465.22	$614,366.72	6.63%
1/26/24	57,055.87	26,770.27	25,742.36	4,543.11	52,512.63	0.41%
2/27/24	58,167.84	34,041.33	22,678.83	1,447.68	56,720.16	0.41%
3/26/24	67,053.57	32,587.99	32,397.48	2,068.10	64,985.47	0.46%
4/26/24	50,056.17	25,750.84	24,305.33	0.00	50,056.17	0.35%
5/24/24	50,361.60	26,356.09	24,005.48	0.00	50,361.57	0.34%
6/27/24	52,259.23	24,629.08	24,314.24	3,315.62	48,943.32	0.32%
7/26/24	72,671.64	37,364.11	35,306.85	0.00	72,670.96	0.47%
8/26/24	111,083.25	55,830.45	50,252.39	5,000.00	106,082.84	0.61%
9/27/24	112,739.23	53,582.40	50,282.70	8,873.52	103,865.10	0.57%
10/28/24	122,722.56	65,708.06	39,889.80	17,104.35	105,597.86	0.50%
11/26/24	131,924.48	68,088.72	55,506.92	8,298.65	123,595.64	0.57%
12/24/24	137,163.19	75,732.81	59,884.78	1,535.76	135,617.59	0.62%
2024 Total	$1,023,258.63	$526,442.15	$444,567.16	$52,186.79	$971,009.31	5.63%
1/24/25	92,252.30	54,300.15	37,952.14	0.00	92,252.30	0.41%
2/25/25	100,850.44	63,545.60	37,304.84	0.00	100,850.44	0.39%
3/27/25	100,000.00	67,246.88	32,753.12	0.00	100,000.00	0.37%
4/24/25	130,000.00	85,438.11	44,561.89	0.00	130,000.00	0.47%
5/23/25	127,195.89	84,823.22	42,372.66	0.00	127,195.89	0.43%
6/23/25	124,883.80	82,786.87	42,096.93	0.00	124,883.80	0.41%
7/29/25	145,803.72	98,210.93	47,592.79	0.00	145,803.72	0.45%
8/26/25	158,672.26	107,478.77	51,193.49	0.00	158,672.26	0.49%
9/26/25	150,309.48	102,743.28	47,566.20	0.00	150,309.48	0.40%
10/24/25	212,000.00	138,103.43	73,896.57	0.00	212,000.00	0.55%
11/26/25	216,581.60	138,334.16	78,247.44	0.00	216,581.60	0.54%
12/23/25	215,223.34	145,726.89	69,496.45	0.00	215,223.34	0.53%
2025 Total	$1,773,772.83	$1,168,738.30	$605,034.53	$0.00	$1,773,772.83	5.44%
1/27/26	226,549.90	152,037.96	74,511.94	0.00	226,549.90	0.54%
2/26/26	253,444.85	170,750.82	82,694.03	0.00	253,444.85	0.58%
3/29/26	201,050.47	135,648.95	65,401.52	0.00	201,050.47	0.44%
2026 Total	$681,045.22	$458,437.73	$222,607.49	$0.00	$681,045.22	1.56%
TOTAL	$4,679,702.88	$2,673,848.93	$1,877,887.72	$127,966.22	$4,546,736.65	56.33%

*Note: The General Partner reserves the right to reduce its Management Fees and/or Carried Interest payments for any reason or to protect the desired cash yield to Investors. For more information regarding the Management Fees and Carried Interest paid to our General Partner, see "Compensation of General Partner".

**Note: Class A Investor distributions are equal to the Preferred Return plus any additional cash flow, please see "Calculating Distributions". Amounts presented may differ from distributions reflected in the Company's financial statements prepared in accordance with U.S. GAAP due to rounding and adjustments related to cancelled or suspended distributions for certain investors.

***Note: Monthly cash-on-cash yield values are calculated by dividing the Investor Distributions amount by the total cost basis of all outstanding shares at the time the distribution is issued. Year-end cash-on-cash yields are calculated by summing all monthly cash-on-cash yields for the respective year.

Past Operating Results

Since the Company's inception in 2020, it has grown each year with the construction and acquisition of new Projects. In 2022, the Company turned its first Project on: Iguatama. In 2023, the Company added Micros I. In 2024, we completed Pedra do Indaiá and Divinópolis II, and acquired an operational project, Iguatama II, which contributed to operating results in 2025. In 2025, construction in Micros II was completed and we acquired another operational project, Pains. Construction on Divinópolis III and Corumbaíba, is expected to be completed in early 2026. In addition to completing the construction Projects, the Company intends to acquire additional fully operational Projects to accelerate cash flow generation.

During the construction phase, the Company has experienced challenges that required strategic adjustments to maintain targeted cash yield. These challenges have primarily related to construction execution and interconnection delays. Many of the Company's Projects are located in remote regions of Brazil, where sourcing experienced contractors and coordinating with utility providers can be difficult. For example, Pedra do Indaiá reached mechanical completion in July 2023 but was not interconnected until May 2024. To mitigate the impact of such delays on cash flow, the Company supplemented its portfolio with operational assets, selectively divested certain Projects (see "Description of Property"), and collected liquidated damages from contractors (see "Material Legal Proceedings").

In addition, the Company discontinued or elected not to pursue certain Projects where changes in regulatory and economic conditions in Brazil reduced expected returns below the Company's investment criteria. These actions included the termination of Aparecida do Taboado II, for which the Company recognized a loss, and the decision not to advance Diamantina II and Formiga I, which will be terminated in 2026. These decisions reflect the Company's ongoing portfolio optimization and disciplined approach to capital allocation.

As a result of these actions, the overall returns of the Company have held firmly within our targeted range of 14-16% after fees paid to the General Partner and delivered distributions on schedule every month. As the construction of the remaining Projects is completed and a greater portion of the portfolio becomes operational, the company expects cash flows to further stabilize and distributions to continue on a consistent basis.

The Company has elected to defer construction of Araxá I and Araxá II in order to prioritize capital toward the completion of late-stage Projects and the acquisition of operating assets.

During 2025, the Company continued to grow its asset base and revenues while investing in the completion and integration of its Projects. Although the period resulted in a net loss, this was primarily driven by construction-phase expenses and the timing mismatch between capital deployment and revenue generation. The completion of Micros II and the acquisition of Pains, together with the Company's existing operating Projects, reflect continued progress toward a more fully operational portfolio and position the Company for improved cash flow generation and profitability as remaining Projects reach commercial operation.

Operating Results for Fiscal Years ended December 31, 2025 and 2024

As of December 31, 2025 and 2024, the Company had total assets of $33,763,816 and $25,649,364, respectively. Current assets consisted of cash and cash equivalents of $2,250,759 and $4,593,375, held-to-maturity debt securities of $5,565,346 and $0, and other current assets of $84,591 and $375,914, respectively. Property and equipment, net of depreciation, was $21,819,588 and $19,417,432, respectively. Non-current assets consisted of operating lease right-of-use assets of $1,018,851 and $1,262,643 and held-to-maturity debt securities, long-term, of $2,933,681 and $0, respectively. Total liabilities and partners'/members' equity were $33,763,816 and $25,649,364, respectively, consisting of total liabilities of $6,022,372 and $7,844,317 and equity of $27,741,444 and $17,805,047, respectively.

The increase in total assets was primarily driven by continued investment in projects under construction and the acquisition of operating assets, funded by additional capital raised from Investors.

For the fiscal years ended December 31, 2025 and 2024, the Company generated revenue of $1,567,914 and $692,328, respectively. The increase was primarily attributable to the addition of operating projects.

Portfolio-level operating expenses were $728,278 and $338,973 for 2025 and 2024, respectively, while project-level operating expenses were $924,968 and $527,917, respectively. The increase in operating expenses reflects the expansion of the Company's portfolio, including newly constructed and acquired projects.

Loss from operations was $85,332 for 2025, compared to $174,262 for 2024. Total other expenses were $995,494 and $539,056 for 2025 and 2024, respectively, resulting in net losses of $1,080,826 and $713,318.

While revenue increased as additional projects reached commercial operation, results continue to reflect the timing difference between when projects come online and when they reach full subscription. As the Portfolio continues to mature, the Company expects revenue and cash flow generation to improve.

Leverage

The Company might borrow money to invest in Projects, depending on the circumstances at the time. If the Company needs to move quickly on a Project and has not yet raised enough capital through the Offering (or other concurrent offerings), it might make up the shortfall through borrowing. The General Partner will make this decision on an as-needed basis.

On October 5, 2020, the Company entered into a third-party Credit Agreement with Lattice Energea Global Revolver I, LLC ("Lender"), which is unaffiliated with the General Partner. This Agreement extends up to $5,000,000 of credit to the Company which can be used to construct Projects. After construction, the amounts owed convert into long-term project finance for a 10-year term. As of December 31, 2025, the Company had $2,778,000 outstanding under the line of credit and $1,598,227 outstanding under the term loan.

On December 22, 2023, the parties amended the above described Credit Agreement to release the General Partner and establish the Company as the sole borrower. This included certain underlying Projects as collateral: Iguatama, Pedra do Indaiá, Divinopolis II, Divinopolis III, and Micros I.

Since the interest rate on this loan is lower than the anticipated IRR of the Projects, we expect this loan to lever returns to Investors while providing liquidity necessary to accelerate through construction to achieve distributions to Investors faster.

Liquidity and Capital Resources

We are dependent upon the net proceeds from the Offering to conduct our proposed investments. We will obtain the capital required to purchase new Projects and to issue Loans and conduct our operations from the proceeds of the Offering and any future offerings we may conduct, from secured or unsecured financings from banks and other lenders, from short term advances from the General Partner and from undistributed funds from our operations. As of December 31, 2025, the Company had $2,250,759 of cash on hand and equivalents, which will be used to pay for the remaining costs of constructing Divinopolis III, and Corumbaíba.

Method of Accounting

The compensation described in this section was calculated using the accrual method in accordance with U.S. GAAP.

Item 3. Directors, Executive Officers & Significant Employees

Names, Positions, Etc.

The Company itself has no officers or employees. The individuals listed below are the Managing Partners, Executive Officers, and Significant Employees of Energea Global, the General Partner of the Company.

Name	Position with General Partner	Age	Term of Office	Approximate Hours Per Week If Not Full Time (1)
Executive Officers
Mike Silvestrini	Managing Partner	45	01/01/2017 - Present	Full Time
Chris Sattler	Managing Partner	45	01/01/2017 - Present	Full Time
Gray Reinhard	Managing Partner, CTO	40	01/01/2020 - Present	Full Time
Isabella Mendonça	Managing Partner, General Counsel	33	10/02/2020 - Present	Full Time

Significant Employees
Arthur Issa	Financial Analyst	30	05/23/2018 - Present	Full Time
Paulo Vieira	Director of O&M	38	01/29/2024 - Present	Full Time
Francielle Assis	HR & HSEC Legal Coordinator	33	07/24/2023 - Present	Full Time
Marta Coelho	Controller, Global	52	12/07/2018 - Present	Full Time
Dave Rutty	Project Analyst	35	06/13/2022 - Present	Full Time
Julio Cezar dos Santos de Morais	Electrical Engineer	35	09/25/2023 - Present	Full Time
Juan Carvajales	Loan Analyst	52	08/01/2023 - Present	Full Time
(1)   The above listed employees do not record specific hours to each company managed by Energea Global. Rather, the employees focus their full-time and energy to each Project, Loan, or process as needed. The General Partner cannot estimate number of hours per week spent managing this or any particular company as the employees are salaried. The work required to manage the Company and other companies managed by Energea Global changes from time to time depending on the number and frequency of Projects resulting from the amount they raise in each Offering. As the companies grow, dedicated staff are brought in to exclusively manage a specific company. As of December 31, 2025, there are no staff members exclusively dedicated to the Company and it is managed by the General Partner's executive team and certain significant employees.

Family Relationships

Marta Coelho, the General Partner's Controller, is the sister-in-law of Mike Silvestrini, the Managing Partner. There are no other family relationships among the executive officers and significant employees of the General Partner.

Ownership of Related Entities

Energea Global, the General Partner of the Company, is majority owned by Mike Silvestrini, a resident of Chester, Connecticut. Energea Brazil, our affiliated Development Company in Brazil, is owned by Energea Global.

Business Experience

Mike Silvestrini

Mike is an accomplished professional with over 15 years of experience in the solar energy industry. He has played an executive key role in the development of over 500 solar projects across the United States, Brazil, and Africa while being directly responsible for nearly one billion of combined solar project finance.

Since 2017, Mike has been the Co-Founder & Managing Partner at Energea Global LLC. In his capacity as Co-Founder & Managing Partner of the General Partner, Mike directs the Investment Committee which determines the investment strategy for all funds managed by the business. To date, Energea Global manages four funds formed to acquire and operate solar power projects: the Company, Energea Portfolio 3 Africa LP, Energea Portfolio 4 USA LP, and Energea Portfolio 5 LATAM LP. See "Other Solar Energy Funds" below for the status each fund's offerings.

Since 2015, Mike has served as a Board Member of the Big Life Foundation, an organization dedicated to preserving over 1.6 million acres of wilderness in East Africa. Through community partnerships and conservation initiatives, Big Life protects the region's biodiversity and promotes sustainable practices.

From 2008 to 2017, Mike co-founded and served as the CEO of Greenskies Renewable Energy LLC, a leading provider of turnkey solar energy services. His expertise contributed to the development, financing, design, construction, and maintenance of solar projects across the United States. Notably, he was involved in solar installations on Target Corporation stores and distribution centers, Wal-Marts and Sam's Clubs, Amazon distribution centers, capped municipal landfills, and many schools and universities.

Mike's track record in renewable energy, his involvement in hundreds of solar projects worldwide, and his dedication to environmental sustainability position him as a driving force in managing investments in solar generating assets.

Chris Sattler

Chris is a seasoned energy entrepreneur with a proven track record in building and scaling companies in the renewable and retail energy sectors. Most recently, he served as Chief Executive Officer of IVI Energia, a joint venture between Energea Global and Brookfield Asset Management. Over his 18-month tenure, he led the company from inception to a $280 million valuation before returning to his role at Energea Global.

Earlier in his career, Chris co-founded North American Power and served as Chief Operating Officer. Under his leadership, the company expanded into more than 35 utility markets across the U.S., serving over one million residential and small commercial customers. In 2017, the company was acquired by Calpine Corporation with annual gross sales exceeding $850 million.

Chris holds a Bachelor's degree in Real Estate and Urban Economics from the University of Connecticut School of Business and is an alumnus of Harvard Business School's Program for Leadership Development. He currently resides in Rio de Janeiro.

Gray Reinhard

Gray is an experienced software engineer specializing in business intelligence tools across multiple industries. Early in Gray's career, he worked primarily in E-Commerce where he built and supported sites for over 20 brands including several Fortune 500 companies. From there, Gray moved into renewable energy where he developed the project management software for the country's largest commercial solar installer, Greenskies. This custom platform managed everything from sales and financing to the construction, maintenance, and performance monitoring of over 400 solar projects owned by the company.

Prior to joining Energea Global in January 2020, Gray served as the CTO of Dwell Optimal Inc. which assists businesses providing employees with travel accommodations.

Gray studied at Princeton University.

Isabella Mendonça

Isabella is a corporate lawyer with experience in cross-border M&A transactions and the drafting and negotiation of highly complex contracts and corporate acts in different sectors, such as energy, oil & gas and infrastructure. Isabella has previously worked as an attorney for Deloitte and Mayer Brown in Brazil, where she was an associate in the Energy group, working in regulatory, contractual and corporate matters related to renewable energy project development.

From 2016 until she joined Energea Global, Isabella was an associate in the corporate and securities practice at Mayer Brown in the Rio de Janeiro office.

Isabella studied law at Fundacão Getulio Vargas, in Brazil and has a master's degree (LLM) from the University of Chicago.

Arthur Issa

Arthur Issa was one of the first employees at Energea Global, starting in May, 2018. Over the course of his time with the business, Arthur has participated in the successful closing of more than 100 MW of solar projects and developed the financial models that support more than $300mm of AUM. Arthur is responsible for financial modeling of all Projects and Loans at Energea Global. He also supports the company's corporate financial planning through detailed financial modelling, reporting and cash flow management. As an integral part of the team, he provides the tools necessary for management to make investment decisions for Energea Global and the Company. Arthur has a B.S. in Production Engineering from University Candido Mendes in Rio de Janeiro, Brazil.

Paulo Vieira

Paulo is an accomplished electrical engineer with a master's degree in Energy Resources Engineering and over 5 years of leadership experience in the renewable energy sector. He currently serves as the Global O&M Manager at Energea Global, where he oversees operations and maintenance across a global portfolio of photovoltaic assets spanning the USA, Brazil, and South Africa. Paulo is a member of Energea Global's Investment Committee.

Specializing in solar energy systems, Paulo has led the operations of more than 2.2 GW of solar projects. His expertise includes O&M strategy development, performance optimization, technical team leadership, and cost control initiatives aimed at improving operational KPIs and financial performance. His professional journey includes strategic roles at Recurrent Energy, Enel Green Power, COMERC Energia, Solarig, and AKTOR SA, where he managed large-scale solar assets and drove operational excellence through data-driven decision-making and cross-functional coordination.

Paulo also brings a strong academic foundation, with a postgraduate specialization in Photovoltaic Solar Systems and international experience through Brazil's Scientific Mobility Program in the U.S., where he studied at The University of Texas at El Paso. He is deeply committed to advancing clean energy and delivering high-impact, data-driven solutions in the solar power sector.

Francielle Assis

Francielle has over five years of professional legal experience with a focus on labor and corporate law within large-scale corporate environments. Since September 2024, she has served as HR & HSEC Legal Coordinator at Energea Global. In that capacity, she ensures compliance with labor laws and regulations for all corporate Human Resources and oversees the company's Health, Safety, Environment and Community ("HSEC") compliance and risk mitigation. Her responsibilities include managing labor litigation, advising on employment law matters, and coordinating with regulatory agencies and external legal counsel. She also attends site visits for each Project to opine on the community and security risk prior to investment and sits on Energea Global's Investment Committee.

Prior to joining Energea Global, Francielle was a Senior Strategic Labor Attorney at CPFL Energia, one of Brazil's largest energy companies. There, she led complex employment litigation strategies and advised on collective labor issues. She also served as Labor Attorney at CPFL, supporting operational and strategic labor matters across the company's various business units.

Earlier in her career, Francielle worked in both private law firms and governmental institutions, handling labor and civil litigation. Her experience includes managing procedural strategies and representing corporate clients in both individual and collective labor disputes, demonstrating a high level of legal and operational competence.

Marta Coelho

Since its inception in 2018, Marta Coelho has served as the Controller at Energea Global, bringing with her a wealth of experience and expertise in finance and accounting. As the global Controller, Marta plays a crucial role in managing all financial aspects, including account management, taxation, and audits, for Energea Global's diverse range of operating entities and projects across Africa, Brazil, and the USA. Marta leads a team of subordinate controllers and accountants at Energea Global and coordinates with a bench of third-party accounting firms across our jurisdictions of operation.

Dave Rutty

Dave is a highly experienced solar professional with over 12 years of hands-on experience building, maintaining, and managing solar projects. As a Project Analyst at Energea Global, he plays a pivotal role in overseeing construction and maintenance operations across all markets, ensuring projects are executed with precision, safety, and technical excellence. Dave is responsible for preparing Investment Committee memos across Energea Global's multidisciplinary team of experts to ensure all investments meet the company's stringent compliance requirements.

From 2020 to 2022, Dave served as a Managing Partner at SRES, a solar contracting company based in the northeastern U.S. Prior to that, Dave was served as the Vice President of Operations and Maintenance at Greenskies Renewable Energy LLC.

Julio Cezar dos Santos de Morais

Julio is an experienced electrical engineer specializing in photovoltaic systems, currently serving as an Electrical Engineer at Energea Global since October 2023. He oversees project design, field and factory inspections, and engineering analysis for distributed generation systems. His technical expertise includes tools such as PVSyst, AutoCAD, and protection design for medium-voltage applications.

Over the past nine years, Julio has held engineering roles at CPFL Renováveis, Deode Energia, MEPEN Energia, and others, where he managed solar projects exceeding 100 MW of combined solar power generation capacity. Julio led technical teams and performed system simulations and commissioning. He holds both bachelor's and master's degrees in Electrical Engineering from the Federal University of Technology - Paraná (UTFPR), with academic research published in the field of power electronics.

Juan Carvajales

Juan is a seasoned business development professional with over 15 years of experience in the renewable energy sector across U.S. and Latin American markets. Since August 2023, he has worked as a Loan Analyst at Energea Global, where he supports investment strategies and portfolio architecture, leveraging his background in project development, financing, and cross-border renewable energy transactions to identify private credit opportunities.

Before joining Energea Global, Juan held key leadership roles including Director of Business Development at GeneraSol (2007-2023) and Board Member at SUA Power Company (2021-2023), where he focused on structuring and executing solar PV and off-grid energy projects. He has also led utility-scale solar development at Grupo BAZ and has a foundational background in project and operations management. Juan holds a BBA from Politécnico Costa Atlántica and additional certifications in solar energy and environmental science.

Legal Proceedings Involving Executives and Directors

Within the last five years, no Director, Executive Officer, or Significant Employee of the Company has been convicted of, or pleaded guilty or no contest to, any criminal matter, excluding traffic violations and other minor offenses.

Within the last five years, no Director, Executive Officer, or Significant Employee of the Company, no partnership of which an Executive Officer or Significant Employee was a general partner, and no corporation or other business association of which an Executive Officer or Significant Employee was an executive officer, has been a debtor in bankruptcy or any similar proceedings.

Other Solar Energy Funds

Energea Global, the General Partner of the Company, is also the general partner of two other funds formed to acquire and operate solar power projects, each of which is conducting an offering under Regulation A:

•       Energea Portfolio 3 Africa LP ("Portfolio 3"), which was formed to acquire and operate projects with located in Africa.

•       Energea Portfolio 4 USA LP ("Portfolio 4"), which was formed to acquire and operate projects located in the United States.

•       Energea Portfolio 5 LATAM LP ("Portfolio 5"), which was formed to acquire and operate projects located in Latin America.

The status of each of the Company's, Portfolio 3's, Portfolio 4's, and Portfolio 5's current and prior offerings, as of December 31, 2025, is below:

	Energea Portfolio 2 LP	Energea Portfolio 3 Africa LP	Energea Portfolio 4 USA LP	Energea Portfolio 5 LATAM LP
Date of Initial Qualification	08/13/2020	08/2/2021	07/01/2021	02/05/2026
Date of Current Qualification	03/26/2026	03/26/2026	03/26/2026	02/05/2026
Offering Amount Raised Through 12/31/25*	$36,540,098	$8,966,847	$7,167,127	$169,150**
Solar Projects Operating or Constructing	Eleven	Seventeen	Five	-
Current Maximum Offering Amount	$50,000,000	$50,000,000	$50,000,000	$50,000,000
*Gross of stock issuance costs
**Amount raised through the General Partner

Compensation of General Partner

Our General Partner is compensated when the Company pays the fees described in the table below ("Fees"):

Type of Fee	Timing of Fee	Description
Reimbursement of Marketing Expenses	Ongoing
The Company must reimburse the General Partner for expenses the General Partner incurs while promoting the Company to potential investors. The maximum reimbursable amount is 5% of the total amount raised. Types of costs that will be reimbursed by the Company to the General Partner for marketing expenses include digital and conventional advertisements, marketing personnel and third-party costs, promotional events and any other cost associated with communicating the Offering to the general public. If the Company were to raise the $50,000,000 we hope to raise through the Offering, we would estimate the marketing costs and reimbursements to be approximately (and not over) $2,500,000 (1).

Management Fees	Ongoing	The General Partner will charge the Company a monthly management fee equal to 0.167% of the aggregate capital that has been invested into the Company.
Carried Interest	When the distributions exceed the Preferred Return
The General Partner will receive 20% of all distributed cash flow above the monthly amount necessary for Preferred Equity Investors to receive their Preferred Return. For more detail, see "Carried Interest" below

Origination Fees	When Projects and Loans are originated
The General Partner might originate and develop Projects and Loans that are acquired by the Company. If so, the General Partner shall be entitled to compensation that is no greater than 5.0% of the Project's cost or the Loan's outstanding balance.

O&M and Credit Management Services ("Ancillary Services")	Ongoing as services are rendered according to contract
Energea Brazil provides O&M and Credit Management services to some of the Projects owned by the Company. After an extensive search to identify third parties to provide these services, the General Partner concluded that the nascent solar market in Brazil lacked cost-effective and experienced options for these tasks. Energea Brazil, on the other hand, agreed to provide these services at prices that were lower than those offered through the competitive search process and has extensive experience providing these services to hundreds of projects across multiple global markets.

Interest on Loans	Whenever due and payable
The General Partner might lend to the Company to fund the acquisition or investment in Projects and Loans or for other purposes. Such a loan will bear interest at market rates. The amount of interest will depend on the amount and term of any such loans.

(1)   The estimated amount of "marketing costs and reimbursements" represents a "not-to-exceed" estimate for organization, offering, and marketing reimbursements. This figure is a cap only. Actual reimbursements are tied to actual expenses incurred and may be substantially lower.

Deferment of Fees

While the General Partner is not entitled to any compensation other than the Fees as described above, it may defer some or all of Fees at any time based on the General Partner's assessment of the cash flow at the Company. Some Fees may be deferred indefinitely at the discretion of the General Partner. To date, the General Partner (and, in the case of Ancillary Services) Energea Brazil have provided services without charging the full amount owed by the Company. As the Company and its cash flow stabilize, the General Partner may charge for deferred Fees ("Deferred Fees") - see "Fees Paid to General Partner" for more information.

Fees Paid to General Partner

As the Company grows, markets, exceeds Preferred Returns and requires the General Partner for Ancillary Services, fees are accrued to the General Partner, some of which are deferred, as described above. Below is a table which calculates the total amounts paid to the General Partner from all possible fees, which have been paid as of December 31, 2025:

Fee Type	Fees Paid to General Partner in 2025	Fees Paid Since Inception (including 2025)
Reimbursement of Marketing Expenses	$1,540,522.00	$1,540,522.00
Management Fee	$614,558.94	$716,142.31
Carried Interest	$0.00	$133,032.04
Origination Fees	$240,398.57	$1,158,905.40
Ancillary Services	$61,093	$191,413.90
Interest on Loans	$0.00	$0.00
TOTAL	$2,456,572.48	$3,740,015.65

Co-Investment

The General Partner and its affiliates might purchase Class A Investor Shares. If so, they will be entitled to the same distributions as other Preferred Equity Investors. If such investment is made to facilitate the Company's acquisition of or investment in Projects before there are sufficient offering proceeds, the General Partner will be entitled to redeem its Class A Investor Shares from additional Offering proceeds as they are raised. As of December 31, 2025, the General Partner purchased and owned 232,613 Class A Investor Shares which was 0.59% of all outstanding shares as of that date.

Item 4. Security Ownership of General Partner and Certain Securityholders

The individuals named below, as well as other employees of the General Partner, may own Class A Investor Shares that they purchased privately through the Platform in the same manner as any Investor.

The following table sets forth the approximate beneficial ownership of our Class A Investor Shares as of December 31, 2025, for each person or group that holds more than 10.0% of our Class A Investor Shares, and for each director and executive officer of our General Partner and for the directors and executive officers of our General Partner as a group.

Name of Beneficial Owner (1)(2)	Number of Shares Beneficially Owned	Amount and Nature of Beneficial Ownership Acquirable	Percent of All Shares
Energea Global LLC	232,613	N/A	0.5885%
Michael Silvestrini	18,184(3)	N/A	0.0460%
Christopher Sattler	112(3)	N/A	0.0003%
Gray Reinhard	2,751	N/A	0.0070%
All directors and executive officers of our General Partner as a group (3 persons)	21,047	N/A	0.0532%

(1)   Under SEC rules, a person is deemed to be a "beneficial owner" of a security if that person has or shares "voting power," which includes the power to dispose of or to direct the disposition of such security. A person also is deemed to be a beneficial owner of any securities which that person has a right to acquire within 60 days. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which he or she has no economic or pecuniary interest.
(2)   Each listed beneficial owner, person or entity has an address in care of our principal executive offices at 52 Main Street, Chester, CT 06412.
(3)   Includes shares beneficially owned by Energea Global LLC, under the control of its Class A Shareholders. Notably, Michael Silvestrini and Chris Sattler, as the largest principal shareholders, hold 41.10% and 32.10% of the shares of Energea Global LLC, respectively. (As of December 31, 2025)

Item 5. Interest of Management and Others in Certain Transactions

The Company might enter into other transactions with related parties. If so, any compensation paid by the Company to the related party shall be (i) fair to the Company, and (ii) consistent with the compensation that would be paid to an unrelated party.

By "related party" we mean:

•       The General Partner or a subsidiary of the General Partner;

•       Any director, executive officer, or significant employee of the Company or the General Partner;

•       Any person who has been nominated as a director of the Company or the General Partner;

•       Any person who owns more than 10% of the voting power of the Company or the General Partner; and

•       An immediate family member of any of the foregoing.

The Company has not, and does not intend to, enter into any related party transaction with the General Partner or its subsidiaries or any other related party other than those transactions described above in "Compensation of General Partner". As discussed above, the Company may pay or reimburse the General Partner for marketing expenses, management fees, Carried Interest, Ancillary Services and interest on loans. There are no other expenses, nor will there be other expenses in the future, where the Company pays a related party other than the Fees.

Certain Fees are substantiated by a contract between the related parties. Those contracts are described in the table below. Other Fees (such as marketing reimbursements, management fees, Carried Interest or origination fees) are not supported by a specific contract and are instead due and payable as described in this Annual Report. For a detailed description of the amounts paid by the Company to the General Partner and its subsidiaries, please see "Compensation of General Partner".

Contracts Currently Signed with Related Parties

Project	Related Party	Contract	Date Signed
Iguatama	Energea Brazil	Operations and Maintenance Contract	August 22, 2023
	Energea Brazil	Credit Management Agreement	August 22, 2023

Pedra do Indaiá	Energea Brazil	Operations and Maintenance Contract	July 1, 2024
	Energea Brazil	Credit Management Agreement	June 1, 2024

Divinopolis II	Energea Brazil	Operations and Maintenance Contract	March 26, 2025

Micros I	Energea Brazil	Operations and Maintenance Contract	April 30, 2024
	Energea Brazil	Credit Management Agreement	April 30, 2024

Iguatama II	Energea Brazil	Operations and Maintenance Contract	March 21, 2025
	Energea Brazil	Credit Management Agreement	April 22, 2025

Item 6. Other Information

None.

Item 7. Financial Statements

Independent Auditors Report

To the Members of
Energea Portfolio 2 LP

Opinion

We have audited the accompanying consolidated financial statements of Energea Portfolio 2 LP (the "Company"), which comprise the consolidated balance sheets as of December 31, 2025 and 2024, and the related consolidated statements of operations and comprehensive loss, changes in partners'/members' equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditors' Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the consolidated financial statements are available to be issued.

Auditors' Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

•       Exercise professional judgment and maintain professional skepticism throughout the audit.

•       Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.

•       Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

•       Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.

•       Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Hartford, Connecticut
April 30, 2026

Consolidated Balance Sheets

December 31, 2025 and 2024

	2025	2024
Assets
Current assets:
Cash and cash equivalents	$ 2,250,759	$ 4,593,375
Held to maturity debt securities,
current, at amortized cost (fair value: 2025 $5,662,371)	5,656,346	-
Accounts receivable	-	98,658
Prepaid expenses and other current assets	84,591	277,256
Total current assets	7,991,696	4,969,289

Property and equipment:
Property and equipment	16,097,409	14,176,612
Construction in progress	6,597,798	5,638,740
Total property and equipment	22,695,207	19,815,352
Less accumulated depreciation	(875,619)	(397,920)
Total property and equipment, net	21,819,588	19,417,432

Other noncurrent assets:
Operating lease right-of-use assets	1,018,851	1,262,643
Held to maturity debt securities,
long-term, at amortized cost (fair value: 2025 $2,903,636)	2,933,681	-
Total other noncurrent assets	3,952,532	1,262,643

Total assets	$ 33,763,816	$ 25,649,364

Liabilities and partners'/members' equity
Current liabilities:
Accounts payable and accrued expenses	$ 497,810	$ 1,962,757
Operating lease liabilities, current portion	6,151	5,845
Due to related party	17,843	28,306
Term loan, current portion	119,344	105,614
Total current liabilities	641,148	2,102,522

Non-current liabilities:
Operating lease liabilities, long-term portion	1,124,341	1,365,566
Line of credit note payable	2,778,000	2,778,000
Term loan, long-term portion	1,478,883	1,598,229
Total noncurrent liabilities	5,381,224	5,741,795

Total liabilities	6,022,372	7,844,317

Partners'/members' equity:
Total shares and accumulated deficit	28,291,252	18,336,868
Accumulated other comprehensive loss	(549,808)	(531,821)

Total partners'/members' equity	27,741,444	17,805,047

Total liabilities and partners'/members' equity	$ 33,763,816	$ 25,649,364

Consolidated Statements of Operations

For the years periods ending December 31, 2025 and 2024

	2025	2024

Revenue	$ 1,567,914	$ 692,328

Projects operating expenses:
Professional fees	31,418	1,748
Credit management	9,631	11,850
Depreciation	433,436	244,823
Insurance	33,534	23,523
Land rental	115,312	58,227
Site security	117,174	57,747
Operation and maintenance	67,421	77,427
Other projects operating expenses	117,042	52,572
Total projects operating expenses	924,968	527,917

Portfolio operating expenses:
Professional fees	34,338	136,271
Depreciation	44,263	34,090
Advertising and marketing	-	19,297
Management fees	614,559	128,038
Regulatory	15,575	10,405
Other general and administrative expenses	19,543	10,872
Total portfolio operating expenses	728,278	338,973

Loss from operations	(85,332)	(174,562)

Other income/(expense):
Foreign currency remeasurement loss	(109,626)	(15,650)
Loss on liquidation of subsidiary	(172,292)	-
Impairment loss on property and equipment	(335,196)	-
Foreign exchange transaction costs	(166,961)	-
Interest income	577,299	69,665
Interest expense	(603,335)	(456,003)
Taxes	(162,507)	(92,923)
Net miscellaneous income/(expense)	(22,876)	(43,845)
Total other income/(expense)	(995,494)	(538,756)
Net loss	(1,080,826)	(713,318)

Other comprehensive loss:
Foreign currency translation adjustment (CTA)	(17,987)	(254,690)

Comprehensive loss	$ (1,098,813)	$ (968,008)

Consolidated Statements of Changes in Partners'/Members' Equity

For the years ended December 31, 2025 and 2024

						Accumulated Other
	Common Shares		Investor Shares		Accumulated	Comprehensive	Total Members'/
	Shares	Amount	Shares	Amount	Deficit	Loss	Partners' Equity

Members' equity, January 1, 2024	1,000,000	-	14,861,827	11,152,295	(631,832)	(277,131)	10,243,333

Issuance of investor shares - Net of Stock Issuance Costs of $82,222	-	-	10,235,239	9,500,731	-	-	9,500,731
Non-dividend distributions	-	-	-	(971,009)	-	-	(971,009)
Net loss	-	-	-	-	(713,318)	-	(713,318)
Foreign currency translation adjustment (CTA)		-	-	-		(254,690)	(254,690)

Members' equity, December 31, 2024	1,000,000	$ -	25,097,066	$ 19,682,017	$ (1,345,150)	$ (531,821)	$ 17,805,047

Issuance of investor shares - Net of Stock Issuance Costs of $1,670,522	-	-	14,429,872	12,808,827	-	-	12,808,827
Non-dividend distributions	-	-	-	(1,773,617)	-	-	(1,773,617)
Net loss	-	-	-	-	(1,080,826)	-	(1,080,826)
Foreign currency translation adjustment (CTA)		-	-	-		(17,987)	(17,987)

Partners' equity, December 31, 2025	1,000,000	$ -	39,526,938	$ 30,717,227	$ (2,425,976)	$ (549,808)	$ 27,741,444

Consolidated Statements of Cash Flows

For the years ended December 31, 2025 and 2024

	2025	2024

Cash flows from operating activities:
Net loss	$ (1,080,826)	$ (713,318)
Accretion income on held to maturity debt securities	(442,811)	-
Depreciation	477,699	278,913
Non-cash lease expense	27,744	56,579
Impairment loss on property and equipment	335,196	-
Loss on liquidation of subsidiary	172,292	-
Foreign currency remeasurement loss	109,626	15,650
Changes in assets and liabilities:
Accounts receivable	109,274	(110,666)
Prepaid expenses and other current assets	210,263	840,992
Loan receivable interest added to principal	-	(7,672)
Accounts payable and accrued expenses	(1,680,963)	1,652,131
Due from related party	-	161,574
Due to related party	(8,592)	32,439
Total cash flows from operating activities	(1,771,098)	2,206,622

Cash flows from investing activities:
Purchase of property and equipment	(3,387,343)	(6,188,514)
Purchase of held-to-maturity debt securities	(10,288,919)	-
Proceeds of matured debt securities	2,032,077	-
Loan receivable, related party	-	116,835
Total cash flows from investing activities	(11,644,185)	(6,071,679)

Cash flows from financing activities:
Repayments on term-loan	(105,614)	(71,158)
Issuance of investor shares	12,808,827	9,500,731
Non-dividend distribution	(1,773,617)	(971,009)
Total cash flows from financing activities	10,929,596	8,458,564

Effect of exchange rate changes on cash	143,071	(470,285)

Increase/(decrease) in cash and cash equivalents	(2,342,616)	4,123,222

Cash and cash equivalents at the beginning of the period	4,593,375	470,153

Cash and cash equivalents at the end of the period	$ 2,250,759	$ 4,593,375

Supplemental disclosure of non-cash activities:
Operating lease right-of-use asset obtained in exchange for
new operating lease liability	$ 243,792	$ 140,240

Notes to Consolidated Financial Statements

December 31, 2025 and 2024

Note 1 - Organization, Operations and Summary of Significant Accounting Policies

Business organization and operations

Energea Portfolio 2 LP (the "Company"), formerly known as Energea Portfolio 2 LLC is a Delaware limited partnership formed to develop, own, and manage a portfolio of renewable energy projects in Brazil. The consolidated financial statements include the accounts of Energea Portfolio 2 LP and its wholly owned Brazilian single purpose entities ("SPEs"): Energea Iguatama Aluguel de Equipamentos e Manutençao Ltda; Energea Iguatama II Ltda; Energea Pedra do Indaia Ltda; Energea Araxá I Ltda; Energea Araxá II Ltda; and Energea Divinopolis II Ltda, Energea Divinopolis III Ltda, Energea Formiga I Ltda, Energea Diamantina II Ltda, Energea Micros I Ltda, Energea Micros II Ltda; Energea Corumbaiba Ltda and Energea Pains Ltda. The Company and its day-to-day operations are managed by Energea Global LLC ("General Partner"). The Company commenced operations on January 13, 2020.

Effective June 3, 2025, the Company converted from a Limited Liability Company (LLC) to a Limited Partnership (LP). The conversion was undertaken for alignment of management and ownership structure. As a result of this change, the Company's legal form and ownership structure were modified. However, its classification for U.S. federal income tax purposes remains unchanged, the Company continues to be treated as a corporation. Management has determined that the conversion does not constitute a change in the reporting entity. Accordingly, comparative financial information for periods prior to the conversion has not been restated and reflects operations under the LLC structure.

The Company's activities consist principally of organization and pursuit costs, raising capital, securing investors and project development activity. The Company's activities are subject to significant risks and uncertainties, including the inability to secure funding to develop its portfolio. The Company's operations have been funded by the issuance of membership interests (prior to conversion). There can be no assurance that any of these strategies will be achieved on terms attractive to the Company. During 2021, the Company initiated an offering of its Class A Investor Shares (the "prior offering") under Regulation A of the Securities Act of 1933, as amended, to support ongoing project development. As of December 31, 2025, the Company had raised a total of $36,540,868 through this offering. After deducting issuance costs of $1,958,167, net proceeds totaled $34,582,701. Since inception, the Company has distributed $3,865,473 to investors as non-dividend returns of capital.

Basis of presentation

The consolidated financial statements include the accounts of the Company and its subsidiaries and have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Basis of Consolidation

The consolidated financial statements include the financial statements of the Company, as well as wholly owned SPEs. The accounting policies of the Company's SPEs are consistent with the Company's accounting policies, and all intercompany transactions have been eliminated in consolidation.

Use of estimates

The preparation of the consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and revenues and expenses of the period. Actual results could differ from those estimates.

Cash and cash equivalents

Cash and cash equivalents include cash on hand, deposits at commercial banks, and highly liquid investments with original maturities of 90 days or less.

Held to maturity debt securities

Held to maturity debt securities consist of fixed-rate Brazilian bonds denominated in Brazilian reais (R$). The Company has the positive intent and ability to hold these investments to maturity and, accordingly, classifies them as held-to-maturity. These investments are recorded at amortized cost, adjusted for the amortization of premiums and accretion of discounts over the contractual term of the securities.

Because these investments are denominated in a foreign currency, the carrying amounts are remeasured into U.S. dollars at period-end exchange rates, with resulting realized and unrealized foreign currency gains and losses recognized in earnings. Interest income is recognized using the effective interest method and included in interest income in the consolidated statements of operations.

For held-to-maturity debt securities, the Company measures expected credit losses on an individual security basis. Management evaluates whether the decline in fair value has resulted from credit losses or other factors. In making this assessment, management considers the extent to which fair value is less than amortized cost, any changes to the rating of the security by a rating agency, and adverse conditions specifically related to the security, among other factors. If this assessment indicates that a credit loss exists, the present value of cash flows expected to be collected from the security is compared to the amortized cost basis of the security. If the present value of cash flows expected to be collected is less than the amortized cost basis, a credit loss exists and an allowance for credit losses is recorded for the credit loss, limited by the amount that the fair value is less than the amortized cost basis. Losses related to non-credit-related factors will be recorded in other comprehensive income. Changes in the allowance for credit losses are recorded as a provision for (or reversal of) credit loss expense. Losses are charged against the allowance when management believes the uncollectibility of a held-to-maturity security is confirmed or when either of the criteria regarding intent or requirement to sell is met.

Capitalization and investment in project assets

A project has four basic phases: (i) development, (ii) financing, (iii) engineering and construction and (iv) operations and maintenance. During the development phase, milestones are created to ensure that a project is financially viable. Project viability is obtained when it becomes probable that costs incurred will generate future economic benefits sufficient to recover those costs.

Examples of milestones required for a viable project include the following:
  The identification, selection and acquisition of sufficient area required for a project;
  The confirmation of a regional electricity market;
  The confirmation of acceptable electricity resources;
  The confirmation of the potential to interconnect to the electric transmission grid;
  The determination of limited environmental sensitivity; and
  The confirmation of local community receptivity and limited potential for organized opposition.

All project costs are expensed during the development phase. Once the milestones for development are achieved, a project is moved from the development phase into the engineering and construction phases. Costs incurred in these phases are capitalized as incurred, included within construction in progress ("CIP"), and not depreciated until placed into commercial service. Once a project is placed into commercial service, all accumulated costs are reclassified from CIP to property and equipment and become subject to depreciation or amortization over a specified estimated life.

Property and equipment

Property and equipment consist of investments in solar projects. The Company accounts for investments in solar projects under ASC 360. The property and equipment are carried at cost and are depreciated on a straight-line basis over the estimated useful life of the related assets, which range from 25 to 30 years. Additions, renewals, and betterments that significantly extend the life of the asset are capitalized. Expenditures for repairs and maintenance are charged to expense as incurred.

Impairment of long-lived assets

The Company reviews long-lived assets for impairment in accordance with ASC 360 whenever events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable. An impairment evaluation is performed by comparing the carrying amount of the asset or asset group to the estimated undiscounted future cash flows expected to result from the use and eventual disposition of the asset or asset group. If the carrying amount is not recoverable, an impairment loss is recognized in an amount equal to the excess of the carrying amount over fair value.

The Company recorded an impairment loss of $335,196 on property and equipment during the year ended December 31, 2025. No impairment loss was recorded during 2024.

Revenue recognition

To date, all of the SPEs have Equipment Rental Agreements and Operation and Maintenance Service Agreements ("O&M Agreements"). The Company does not currently have any land lease arrangements with customers.

These agreements are with various subscribers who will pay a monthly fee for renewable energy upon completion of the projects. Projects are considered complete when they are tested, commissioned, interconnected to the grid, and capable of producing electricity as designed.

The Company recognizes revenue from both Equipment Rental Agreements and O&M Agreements concurrently using the same revenue recognition procedures when a single invoice is issued to the customer. Accordingly, revenue is not allocated between the Equipment Rental Agreement and O&M Agreement and is recognized as a single revenue stream.

The agreements are in effect for twenty-five years from the completion date and are expected to generate combined gross revenues of approximately $202,230,763 (unaudited) from all projects when operational.

The Company's revenue recognition policy follows ASC-606 which is a five-step procedure:

Procedure	Example
Step 1 - Identify the Contract	Project Rental Contract
Step 2 - Identify the Performance Obligations	Delivery of electricity from solar plant
Step 3 - Determine the Transaction Price	Amount contractually signed with Subscriber
Step 4 - Allocate the Transaction Price	Obligation is satisfied by transferring control of the electricity produced to the Subscriber
Step 5 - Recognize Revenue	At a point in time when the Subscriber is invoiced

Comprehensive Income/(Loss)

US GAAP requires the reporting of "comprehensive income/(loss)" within general purpose financial statements. Comprehensive income/(loss) is comprised of two components, net income/(loss) and comprehensive income/(loss). For the years ended December 31, 2025 and 2024 the Company had foreign currency exchange losses relating to currency translation from Brazilian real to U.S. dollar reported as other comprehensive loss.

Income taxes

The Company has elected to be taxed as a C-Corporation for federal, state, and local income tax reporting purposes.  Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets, including tax loss and credit carryforwards, and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established to reduce deferred tax assets to the amount expected to be realized.

The Company also concluded that there are no uncertain tax positions that would require recognition in the consolidated financial statements.  Interest on any income tax liability is reported as interest expense and penalties on any income tax liability are reported as income taxes. The Company's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analysis of tax laws, regulations and interpretations thereof, as well as other factors.

Leases

The Company determines if an arrangement is a lease at inception. Lease right-of-use ("ROU") assets represent the Company's right to use an underlying asset for the lease term and operating lease liabilities represent the Company's obligation to make lease payments arising from the lease. Lease ROU assets and lease liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As the Company's leases do not provide an implicit rate, the Company uses its incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. The lease ROU asset also includes any lease payments made and excludes lease incentives. The lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the lease term. The Company has lease agreements with lease and non-lease components, which are generally accounted for separately.

Concentrations

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. The Company maintains its cash and cash equivalents in bank deposits at high credit quality financial institutions. The balances, at times, may exceed federally insured limits.

Foreign Currency Exchange Transactions

Purchases of products and services for the Brazilian subsidiaries are transacted in the local currency, Brazilian real (R$), and are recorded in U.S. dollars translated at historical exchange rates prevailing at the time of the transaction. Balances are translated into U.S. dollars using the exchange rates at the respective balance sheet date.

Foreign currency remeasurement losses and foreign exchange transaction costs are recorded in the period incurred. These balances are included in other income/(expense) on the accompanying consolidated statements of operations and comprehensive loss.

Foreign currency translation adjustments are included in other comprehensive loss on the accompanying consolidated statements of operations and comprehensive loss. These translation adjustments do not affect net income until the related foreign operations are sold or substantially liquidated.

For the years ended December 31, 2025 and 2024:
  Foreign currency remeasurement losses were $109,626 and $15,650 respectively.
  Foreign exchange transaction costs were $166,961 and $0, respectively.
  Foreign currency translation adjustments were losses of $17,987 and $254,690, respectively.

Extended Transition Period

Under Section 107 of the Jumpstart Our Business Startups Act of 2012, the Company is permitted to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. This permits the Company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. The Company has elected to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that the Company (i) is no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in Section 7(a)(2)(B). By electing to extend the transition period for complying with new or revised accounting standards, these consolidated financial statements may not be comparable to companies that adopt accounting standard updates upon the public business entity effective dates.

Reclassification

Certain prior year amounts have been reclassed to conform to the current year presentation.

Subsequent events

In connection with the preparation of the consolidated financial statements, the Company monitored and evaluated subsequent events for the years ended December 31, 2025, through April 30, 2026, the date on which the consolidated financial statements were available to be issued. There are no material subsequent events that require recording or disclosure in the consolidated financial statements.

Note 2 - Held to Maturity Debt Securities

The Company invests in debt securities for which management has the positive intent and ability to hold to maturity. Accordingly, these investments are classified as held-to-maturity and are carried at amortized cost, net of any allowance for credit losses.

The amortized cost, gross unrealized gains and losses, and fair value of the Company's held to maturity securities are as follows at December 31, 2025:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value

Foreign government
bonds	$ 8,590,027	$ 8,692	$ (32,712)	$ 8,566,007

Interest income

Interest income on held-to-maturity debt securities is included in interest income in the consolidated statements of operations. For the year ended December 31, 2025, total interest income recognized on these investments was $442,811.

Contractual maturities of held-to-maturity debt securities

The amortized cost and estimated fair value of held-to-maturity debt securities by contractual maturity as of December 31, 2025, were as follows:

	Amortized Cost	Fair Value

Due within one year	$ 5,656,346	$ 5,662,371
Due after one year through five years	1,042,102	1,044,769
Due after five years through ten years	1,891,579	1,858,867
	$ 8,590,027	$ 8,566,007

Unrealized loss positions

As of December 31, 2025, certain held-to-maturity securities were in an unrealized loss position, and all such securities were in an unrealized loss position for less than one year. These unrealized losses were primarily attributable to changes in market interest rates and not to credit deterioration. All unrealized loss positions have existed for less than one year. Management has the intent and ability to hold these securities to maturity and does not expect to be required to sell the securities before recovery of their amortized cost basis.

Credit losses

The Company evaluates held-to-maturity debt securities for expected credit losses in accordance with ASC 326. As of December 31, 2025, no allowance for credit losses was recorded, as the securities are backed by the Brazilian treasury and are considered to have minimal credit risk.

Note 3 - Construction in Progress

The Company is in the process of developing and constructing renewable energy facilities in Brazil. All project costs after the development phase are being capitalized and include hard costs, such as equipment and construction materials, and soft costs, such as engineering, architectural, legal, permits, developer fees and other costs. The balance of CIP on December 31, 2025 and 2024 was $6,597,798 and $5,638,740, respectively. The Company expects to incur an additional $931,992 of costs to complete the projects owned by Energea Corumbaiba Ltda and Energea Divinopolis III Ltda.

Note 4 - Property and equipment

The Company's property and equipment as of December 31, 2025 and 2024, is outlined in the following roll-forward summary:

	2025	2024

Beginning property and equipment	$ 19,815,352	$ 13,626,838
Additions	3,387,343	6,188,514
Impairment loss on property and equipment	(335,196)	-
Loss on liquidation of subsidiary	(172,292)	-
Ending property and equipment	22,695,207	19,815,352

Beginning accumulated depreciation	(397,920)	(119,007)
Depreciation expense	(477,699)	(278,913)
Ending accumulated depreciation	(875,619)	(397,920)
Property and equipment, net	$ 21,819,588	$ 19,417,432

Note 5 - Line of Credit and Term Loan Notes Payable

In October 2020, the Company, along with its majority member-manager, entered into a revolving credit agreement (the "Agreement") with a debt provider to finance construction projects in Brazil. The Agreement provides for a line of credit with total availability of $5,000,000 to be used solely for the purchase, development, and construction of three Brazilian projects. Interest on the line of credit is payable in quarterly installments at an annual rate of 15% through the date of conversion to a term loan.

The Company may elect to defer up to 50% of each quarterly interest installment; however, any deferred interest is treated as principal and repaid in accordance with the Agreement. The line of credit is secured by a pledge of the Manager's Class A Investor Shares and Common Shares in the Company, as well as a fiduciary lien on the assets of Energea Iguatama Aluguel de Equipamentos e Manutenção Ltda, Energea Pedra do Indaiá Ltda, and Energea Divinópolis II Ltda. As of December 31, 2025 and 2024, the Company had not deferred any interest or capitalized interest into principal.

The Company may repay or prepay outstanding borrowings with prior approval of the lender. Additionally, the Company is required to repay outstanding principal using proceeds from project sales within ten days of receipt, or if a project is canceled or cannot be completed.

Upon completion of construction, the Company may elect to convert amounts outstanding under the line of credit into a term loan, subject to compliance with financial covenants and other requirements.

During 2024, the Company converted $1,775,000 of outstanding borrowings under the line of credit into a term loan. The term loan bears interest at an annual rate of 13%. Under the terms of the credit agreement, the term loan is contractually due within 30 months of issuance and may be settled through an exchange for equity interests in the related joint venture. However, the Company has been making periodic payments of principal and interest and expects to repay the term loan in cash over time.

As of December 31, 2025 and 2024, total borrowings consisted of $2,778,000 outstanding under the line of credit for both years and $1,598,227 and $1,703,843, respectively, outstanding under the term loan.

Interest incurred during the construction phase is capitalized as construction-in-progress (CIP) and included in property and equipment on the consolidated balance sheet. Total capitalized interest as of December 31, 2025 and 2024 was $0 and $1,329,039, respectively. Interest incurred during the operating phase is expensed.
Interest expense for the years ended December 31, 2025 and 2024 was $601,785 and $450,116, respectively.

As of December 31, 2025, the scheduled future principal payments on the Company's term note payable were as follows:

2026	$ 119,344
2027	134,859
2028	152,391
2029	172,202
2030	194,588
2031-2034	824,843
Total future principal payments	$ 1,598,227

The line of credit note payable matures on June 30, 2036.

Note 6 - Related Party Transactions

The Company has transactions between related companies from time to time. As of December 31, 2025 and 2024, the Company had payables of $17,843 and $28,306, respectively, to an entity under common ownership. As of the same dates, the Company had no receivables from related entities. These amounts are presented as due to/from related parties on the accompanying consolidated balance sheets.

As of December 31, 2025 and 2024, the SPEs with operational projects entered into an O&M Agreement with a related party to perform continued maintenance on the projects. The agreement is in effect for ten years from the date of issuance of the Order of Service. The price is fixed based on the size of the project, adjusted on the first (1st) anniversary of the Order of Service, and each anniversary thereafter, in accordance with General Market Price Index. For the years ended December 31, 2025 and 2024, the Company incurred total O&M fees of $67,421 and $77,427, respectively, of which $51,462 and $64,860, respectively, were charged by a related party affiliated with the General Partner. These amounts were recognized as expense and are included within total operation and maintenance expenses in the consolidated statements of operations.

As of December 31, 2025 and 2024, the SPEs with operational projects entered into a 20-year Credit Management Agreement with a related party affiliated with the General Partner to manage the Consortium responsible for commercializing project-generated energy. Services include customer onboarding, invoicing, collections, credit control, and reporting. The price is fixed based on the size of the project, adjusted on the first (1st) anniversary of the contract signature, and each anniversary thereafter. For the years ended December 31, 2025 and 2024, the Company incurred credit management fees of $9,631 and $11,850, respectively, recognized as expense in the consolidated statement of operations.

The Company pays a monthly management fee to the General Partner. For the years ended December 31, 2025 and 2024, the Company paid management fees of $614,559 and $128,038, respectively, which are included in operating expenses in the accompanying consolidated statements of operations.

For the years ended December 31, 2025 and 2024, the Company incurred total stock issuance costs of $1,670,522 and $82,222, respectively. Of these amounts, $1,540,522 and $0, respectively, related to marketing costs reimbursed to the General Partner.
These amounts are included as a reduction of capital raised in the consolidated statements of changes in partners'/members' equity.

Note 7 - Leases

The Company has a land lease for the Energea Iguatama Aluguel de Equipamentos e Manutenção Ltda property with an annual rent of approximately $11,869, expiring in February 2049. The monthly base rent increases each lease year by the General Market Price Index.

The Company has a second lease for Energea Iguatama II Ltda property with an annual rent of approximately $25,018, expiring in July 2047. The monthly base rent increases each lease year by the General Market Price Index.

The Company has a third lease for the Energea Pedra do Indaiá Ltda with an annual rent of approximately $17,719, expiring in April 2047. The monthly base rent increases each lease year by the Brazilian Extended National Consumer Price Index.

The Company has a fourth lease for the Divinopolis III Ltda property with an annual rent of approximately $20,177, expiring in June 2047. The monthly base rent increases each lease year by the Brazilian Extended National Consumer Price Index.

The Company has a fifth lease for the Energea Araxa I Ltda property with an annual rent of approximately $18,871, expiring in January 2047. The monthly base rent increases each lease year by the Brazilian Extended National Consumer Price Index.

The Company has a sixth lease for the Energea Araxa II Ltda property with an annual rent of approximately $18,871, expiring in January 2047. The monthly base rent increases each lease year by the Brazilian Extended National Consumer Price Index.

The Company has a seventh lease for the Energea Corumbaiba Ltda property with an annual rent of approximately $25,698, expiring in January 2048. The monthly base rent increases each lease year by the Brazilian Extended National Consumer Price Index.

The Company has an eighth lease for the Energea Divinopolis II Ltda property with an annual rent of approximately $15,667, expiring in March 2048. The monthly base rent increases each lease year by the Brazilian Extended National Consumer Price Index.

The Company has a ninth lease for the Energea Micros I Ltda property with an annual rent of approximately $17,945, expiring in May 2048. The monthly base rent increases each lease year by the Brazilian Extended National Consumer Price Index.

The Company has a tenth lease for the Energea Micros II Ltda property with an annual rent of approximately $15,481, expiring in February 2050. The monthly base rent increases each lease year by the Brazilian Extended National Consumer Price Index.

The Company has an eleventh lease for the Energea Pains Ltda property with an annual rent of approximately $5,226, expiring in February 2052. The monthly base rent increases each lease year by the Brazilian Extended National Consumer Price Index.

For the projects under construction, the total land rental costs for the years ended December 31, 2025 and 2024 were $101,144 and $214,403, respectively, which have been capitalized and included in CIP on the accompanying consolidated balance sheets.

For the operating projects, the total land rental expense for the years ended December 31, 2025 and 2024 were $115,312 and $58,227, respectively, which have been included in the accompanying consolidated statements of operations.

The lease costs and other required disclosures as of and for the years ended December 31, 2025 and 2024 are:

	2025	2024

Operating lease cost	$ 330,352	$ 221,403
Cash paid for amounts in the measurement of lease
liabilities - operating cash flows from operating leases	$ 271,733	$ 234,236
Weighted-average remaining lease term - operating leases	246 months	275 months
Weighted-average discount rate - operating leases	17.90%	17.90%

In March 2025, the Company derecognized right-of-use assets and lease liabilities totaling $284,083 in connection with early lease terminations for Energea Formiga I Ltda, Energea Diamantina II Ltda, and Energea Aparecida do Taboado II Ltda. During the same period, the Company entered into new lease agreements for Energea Micros II Ltda, Energea Iguatama II Ltda, and Energea Pains Ltda and recorded adjustments related to lease escalations on existing contracts.

These activities, including lease additions and terminations, affected the Company's lease portfolio during the years ended December 31, 2025 and 2024. The Company recognized total operating lease cost of $330,352 and $221,403 for the years ended December 31, 2025 and 2024, respectively.

Future lease payments, translated at the exchange rate in effect as of December 31, 2025, are as follows:

2026	$ 193,135
2027	193,135
2028	193,135
2029	193,135
2030	193,135
Thereafter	3,229,575
Total future undiscounted lease payments	4,195,250
Less interest	(3,064,758)
Lease liabilities	$ 1,130,492

Note 8 - Commitments

During 2024, the Company had four Engineering, Procurement and Construction ("EPC") contracts in place for four projects, with a combined total expected cost of $1,237,425. As of December 31, 2024, $125,350 had been incurred under these EPC contracts.

During 2025, three of the EPC contracts were completed and fully settled. As of December 31, 2025, the Company had one remaining EPC contract, with a total expected cost of $525,837. As of December 31, 2025, $504,080 had been incurred under the remaining EPC contract

Note 9 - Partners' Equity

On June 3, 2025, the Company converted from a Delaware limited liability company to a Delaware limited partnership and is now governed by the Limited Partnership Agreement of Energea Portfolio 2 LP. This conversion was undertaken to enhance structural flexibility for capital raising and investor participation, including enabling the creation of additional classes of investor shares, supporting the continuation of the ongoing Regulation A offering, and aligning the entity's governance with its long-term growth strategy. In connection with the conversion, the Company retained its election to be treated as a C-corporation for U.S. federal income tax purposes. All outstanding equity interests previously designated as common shares and Class A investor shares were automatically converted into corresponding Common Shares and Class A Investor Shares under the new partnership structure.

As of the date of this report, the Partnership has authorized 2,501,000,000 limited partnership interests (the "Shares"). Of these, 1,000,000 are designated as Common Shares, and 2,500,000,000 are designated as Investor Shares. The Investor Shares, which represent limited partnership interests, are further divided into various classes, as described below.

Common Shares

The Partnership has authorized 1,000,000 Common Shares, all of which were issued and outstanding as of December 31, 2025 and 2024. These shares are held by Energea Global LLC, the General Partner, and represent its general partnership interest in the Partnership.

Investor Shares

The Partnership has authorized 2,500,000,000 Investor Shares, all of which represent limited partnership interests. Of this amount, 500,000,000 have been designated as Class A Investor Shares. As of December 31, 2025 and 2024, 39,526,938 and 25,097,066 Class A Investor Shares, respectively, were issued and outstanding.

The remaining 2,000,000,000 Investor Shares have been designated as Class B Investor Shares, Class C Investor Shares, Class D Investor Shares, and Class I Investor Shares. As of December 31, 2025, none of these additional classes of Investor Shares were issued or outstanding.

All shares are uncertificated unless otherwise determined by the General Partner and are governed by the rights, powers, and preferences set forth in the applicable authorizing resolutions referenced in the Limited Partnership Agreement.

Note 10 - Income Taxes

Income tax expense (benefit) is comprised of the following for the years ended December 31, 2025 and 2024:

	2025	2024
Federal:
Current	$ -	$ -
Deferred	(246,270)	(144,610)
	(246,270)	(144,610)
State:
Current	-	-
Deferred	(87,955)	(51,646)
	(87,955)	(51,646)
Income tax expense (benefit)	(334,225)	(196,256)
Change in valuation allowance	334,225	196,256
Net Income tax expense (benefit)	$ -	$ -

A reconciliation of the U.S. Federal and Connecticut statutory rate to our effective income tax rate is shown in the table below for the years ended December 31, 2025 and 2024:

	2025	2024

Statutory rate applied to pre-tax income - Federal	21.00%	21.0%
Statutory rate applied to pre-tax income - State	7.50%	7.5%
Permanent differences - penalties	0.00%	-0.09%
Change in valuation allowance	-28.50%	-28.41%
Effective tax rate	0.00%	0.00%

As of December 31,2025, and 2024, the significant components of the Company's deferred tax assets and liabilities were as follows:

	2025	2024
Deferred tax assets:
Net operating losses	$ 777,171	$ 445,424
Impairment loss on property and equipment	95,531	-
Total deferred tax assets	872,702	445,424

Deferred tax liabilities:
Depreciation	191,805	149,580
Unrealized gain on foreign exchange	50,829	-
Total deferred tax liabilities	242,633	149,580
Net deferred tax assets, before valuation allowance	630,069	295,844
Less: Valuation allowance	(630,069)	(295,844)
Total deferred tax assets, net	$ -	$ -

Deferred income taxes reflect the net tax effects of net operating loss ("NOL") carryforwards and temporary differences between the carrying amounts of assets and liabilities for financial reporting and the amounts used for income tax purposes. The Company's deferred tax assets relate mainly to NOL carryforwards which may be used to reduce tax liabilities in future years (subject to an 80% taxable income limitation for federal tax purposes), and an impairment loss on property, plant and equipment. At December 31, 2025 and 2024, the Company had federal NOL carryforwards totaling $2,747,241 and $1,596,329, respectively.  At December 31, 2025 and 2024, the Company had state NOL carryforwards totaling $2,670,010 and $1,469,273, respectively. The state NOL carryforwards are subject to a 50% taxable income limitation. At December 31, 2025 and 2024, the Company had a Federal and state impairment loss on property, plant, and equipment of $335,196 and $0, respectively.

The Company reduces the carrying amounts of deferred tax assets if, based on the evidence available, it is more-likely-than-not that such assets will not be realized.  At December 31, 2025 and 2024, the Company had net deferred tax assets totaling $630,069 and $295,844, respectively, which are reduced by a full valuation allowance. The Company has elected to treat income of approximately $90,000 subject to the rules of Global Intangible Low-Taxed Income ("GILTI") as a period cost under ASC 740 and therefore does not recognize deferred taxes related to temporary differences of foreign subsidiaries subject to GILTI

In making the assessment under the more-likely-than-not standard, appropriate consideration must be given to all positive and negative evidence related to the realization of deferred tax assets. This assessment considers, among other matters, the nature, frequency and severity of current and cumulative losses, forecasts of future profitability, the duration of statutory carry-forward periods by jurisdiction, unitary versus stand-alone state tax filings, loss carry forwards not expiring unutilized, and all tax planning alternatives that may be available. A valuation allowance has been recorded against the deferred tax assets as management cannot conclude that it is more-likely-than-not that these assets will be realized.

During the years ended December 31, 2025 and 2024, the Company did not have any unrecognized tax benefits related to uncertain tax positions.

Item 8. Exhibits

Index to Exhibits and Description of Exhibits

Exhibit No.	Description of Exhibit
2.1**
Certificate of Formation of the Company filed with the Delaware Secretary of State on January 13, 2020 (incorporated by reference to the copy thereof filed as Exhibit 1-A2A to the Company's D Company's Form 1-A filed July 2, 2020)

2.2**
Amended and Restated Limited Liability Company Agreement of the Company dated May 3, 2024 (incorporated by reference to the copy thereof filed as Exhibit 2.2 to the Company's Form 1-A filed May 6, 2024)

2.3**	Authorizing Resolution of the Company dated June 5, 2020 (incorporated by reference to the copy thereof filed as Exhibit 1-A2C to the Company's Form 1-A filed July 2, 2020)
2.4**	Certificate of Conversion from LLC to LP, filed June 3, 2025
2.5**	Limited Partnership Agreement of Energea Portfolio 2 LP, dated June 3, 2025
2.6**	Authorizing Resolution of the Company dated June 3, 2025, as amended February 12, 2026
3.1**	Redemption Plan (incorporated by reference to the copy thereof filed as Exhibit 3.1 to the Company's Form 1-A filed April 2, 2024)
4.1**	Form of Investment Agreement (incorporated by reference to the copy thereof filed as Exhibit 1-A4A to the Company's Form 1-A filed July 2, 2020)
4.2**	Form of Investment Agreement (updated for LP structure)
4.3**	Form of Auto-Invest Agreement
4.4**	Form of Auto-Reinvestment Agreement
6.1**	Proposed Project Rental Contract for Iguatama Project (incorporated by reference to the copy thereof filed as Exhibit 1-A4B to the Company's Form 1-A filed July 2, 2020)
6.2**	Proposed Operation and Maintenance Agreement for Iguatama Project (incorporated by reference to the copy thereof filed as Exhibit 1-A4C to the Company's Form 1-A filed July 2, 2020)
6.3**	Proposed Project Rental Contract for Salinas Project (incorporated by reference to the copy thereof filed as Exhibit 1-A4D to the Company's Form 1-A filed July 2, 2020)
6.4**	Proposed Operation and Maintenance Agreement for Salinas Project (incorporated by reference to the copy thereof filed as Exhibit 1-A4E to the Company's Form 1-A filed July 2, 2020)
6.5**	Proposed Credit Management Agreement for Energea Brazil (incorporated by reference to the copy thereof filed as Exhibit 4.6 to the Company's Form 1-A filed January 9, 2024)
6.6**	Lattice Credit Agreement amended December 23, 2023 (incorporated by reference to the copy thereof filed as Exhibit 6 to the Company's Form 1-A filed January 9, 2024)
9**	Letter regarding change in certifying accountant, dated as of March 3, 2022
11.1**	Consent of Independent Auditor (Whittlesey PC), dated March 7, 2026
11.2**	Consent of McCarter & English (included in Exhibit 12)
12.1**	Legal opinion of McCarter & English, LLP dated February 13, 2026
* Filed herewith
** Previously filed

Glossary of Certain Defined Terms

3.8% NITT	A 3.8% Net Investment Income Tax on certain investment income of individuals, trusts, and estates under Section 1411 of the Internal Revenue Code.
Adjusted NOI	The net operating income of the Company after being adjusted so that the IRR of the CAFD is equal to the Preferred Return rate of 7%.
Ancillary Services	Support services like operations, maintenance, and credit management provided to solar projects.
ANEEL	The Brazilian Electricity Regulatory Agency.
Authorizing Resolution	The authorization adopted by the General Partner pursuant to the LP Agreement that created the Class A Investor Shares.
Blue Sky Laws	State-level laws governing investments.
Borrower	A party that repays the Company for a Loan through principal and interest payments.
BRL	The Brazilian currency called real.

CAFD	Cash available for distribution by the Company.
Carried Interest	The right of the General Partner to receive distributions under the LP Agreement, over and above its right to receive distributions in its capacity as an Investor.
Class A Investor Shares	The limited partnership interests in the Company being offered to Investors in the Offering.
Code	The Internal Revenue Code of 1986, as amended (i.e., the Federal tax code).
COFINS	Brazilian federal tax on gross revenue (social security)
Collateral Agreements	A collection of agreements and instruments designed to secure obligations under a primary financing arrangement between a borrower and a lender.
Company	Energea Portfolio 2 LP, a Delaware limited partnership, which is offering to sell Class A Investor Shares in the Offering.
Company Investments	Cash-on-hand investments generating returns, such as interest from savings accounts.
Company Operating Expenses	Costs and expenses incurred by the Company.
Consortium	A group of residential and business Subscribers.
Construction Contract	The contract whereby the Company or an SPE will hire a third party to provide to provide engineering, procurement, and construction services for a Project.
Contractor	Alexandria Indústria de Geradores S.A., the company responsible for fulfilling obligations under the Construction Contracts with the Company's SPEs.
Credit Management Agreement	A service contract for the sale and administration of energy credits produced by the Projects.
CSLL	Brazilian social contribution tax on net income.
Deferred Fees	Fees postponed by the General Partner due to cash flow considerations, to be charged later at their discretion.
Development Company	A company focused on acquiring and/or developing solar power projects.
Energea Brazil	Energea Brasil Operações Ltda, a Brazilian entity that is an affiliate of the General Partner.
Energea Global	Energea Global LLC, a Delaware limited liability company, which is owned by Michael Silvestrini and Chris Sattler and serves as the General Partner.
EPC	Engineering, Construction, and Procurement
Estimated NOI	The Net Operating Income estimated to be produced by the Company.
Fees	Compensation paid to the General Partner.
FII	fundos de investimento imobiliário, or public real estate vehicles used to acquire distributed generation solar assets.
Form 1-U	SEC form used to report significant events or changes by companies under Regulation A.
General Partner	Energea Global LLC, a Delaware limited liability company.
GILTI	General Intangible Low-Tax Income, a federal U.S. tax on profits made by companies outside the United States.
HSEC	Health, Safety, Environment and Community
ICMS	Brazilian state tax on goods and services (VAT-like)
Iguatama	Energea Iguatama Aluguel de Equipamentos e Manutenção Ltda
Investment Committee	A multi-disciplinary committee of experienced renewable energy executives of the General Partner which decides which Projects the Company will invest in.

Investors	Anyone who purchases Class A Investor Shares in the Offering.
IOF	Brazilian tax on financial transactions.
IRPJ	Brazilian corporate income tax.
IRR	Internal rate of return.
IRRF	Brazilian income withholding tax.
kWh	Kilowatt hour
Land Lease	The contract whereby the Company or and SPE will lease the land where a Project will be located.
Lender	Lattice Energea Global Revolver I, LLC, the unaffiliated entity that provides credit to the Company for project construction and long-term financing.
Limited Partners	Owners of Class A Investor Shares in the Offering.
Liquidated Damages	A penalty paid by a contractor to a SPE when the construction of a Project is delayed beyond the schedule in the Construction Contract.
LP Agreement	The Company's Limited Partnership Agreement dated June 3, 2025.
Loan	Money lent from the Company to a Development Company.
Loan Agreement	A deal where the Lender provides funds to the Borrower up to a specified limit over a set period.
MTR	Minimum Technical Requirement
NOI	Net Operating Income.
Offering	The offering of Class A Investor Shares to the public pursuant to the Offering Circular.
Offering Circular	The Offering Circular, which includes information about the Company and the Offering.
O&M	Operations and Maintenance
Partners	The General Partner and Limited Partners collectively.
Pedra do Indaiá	Energea Pedra do Indaiá Ltda
PIS	Brazilian federal tax on gross revenue (social integration).
Platform	The website located at www.energea.com.
Portfolio 3	Energea Portfolio 3 Africa LP
Portfolio 4	Energea Portfolio 4 USA LP
Portfolio 5	Energea Portfolio 5 LATAM LP
Preferred Equity Investors	Holders of Class A and Reg D Shares entitled to cash distributions after expenses.
Preferred Return	A 7% per year preferred return to Preferred Equity Investors before the General Partner earns a Carried Interest.
Prior Offering	The Company's previous Regulation A offering that was initially qualified by the SEC on August 13, 2020 and requalified on June 6, 2024.
Project	A solar power project acquired or developed by the Company.
Project Maintenance Contract	When the SPE hires Energea Brazil to perform the actual O&M services.
Project Operating Expenses	Costs and expenses incurred by the Project.

Project Rental Contract	A contract pursuant to which the SPE that owns a Project will rent the Project to the customer.
Ratio	A monthly allocation of energy credits to Subscribers, submitted to the utility per Brazilian regulations.
Redemption Plan	The redemption plan whereby Investors may request redemption of their Class A Investor Shares following 60 days after purchase.
Redemption Request	A request for redemption submitted through the Platform for up to $50,000 in Class A Investor Shares.
Ren 482	Normative Resolution ANEEL n° 482/2012, the primary law governing community solar electricity systems in Brazil.
Regulation A	SEC exemption that allows companies to raise up to $75 million annually from the public with fewer disclosure requirements than a traditional IPO.
Regulations	Regulations issued under the Code by the Internal Revenue Service.
SEC	The U.S. Securities and Exchange Commission.
Shares	Ownership interest in the Company.
SPE	The entity we create to own and operate each Project, typically in the form of a Brazilian Limitada.
Subscribers	A small business or residential customer.
Trust Agreement	A fiscal control structure where cash flow to service payments on Loans is routed through a trust to collect revenue from a Borrower and oversee the repayment process.
USD	The currency of the United States called dollars.
U.S. GAAP	United State Generally Accepted Accounting Principles.
U.S. Holder	A beneficial owner of Class A Investor Shares that is a U.S. citizen or resident, a U.S. corporation, a U.S. estate, or a U.S. trust as defined for federal income tax purposes.

Signatures

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Energea Portfolio 2 LP

By: Energea Global LLC

By /s/ MICHAEL SILVESTRINI
Name: Michael Silvestrini
Title: Co-Founder and Managing Partner

This Annual Report has been signed by the following persons in the capacities and on the dates indicated.

By /s/ MICHAEL SILVESTRINI
Name: Mike Silvestrini
Title: Co-Founder and Managing Partner of Energea Global LLC (Principal Executive Officer, Principal Financial Officer and Principal Accounting Officer)

Date: April 30, 2026